Exhibit 99.1

Table of Contents

Glossary, Conventions, Abbreviations, and Conversions	2
Special Note Regarding Forward Looking Information	4
Presentation of Oil and Gas Information	6
Non-GAAP Measures	6
Vermilion's Organizational Structure	7
Description of the Business	7
General Development of the Business	11
Statement of Reserves Data and Other Oil and Gas Information	13
Directors and Officers	48
Description of Capital Structure	51
Market for Securities	53
Audit Committee Matters	53
Conflicts of Interest	55
Interest of Management and Others in Material Transactions	55
Legal Proceedings	55
Material Contracts	55
Interests of Experts	55
Transfer Agent and Registrar	55
Risk Factors	55
Additional Information	63
Appendix A
Report on reserves data by Independent Qualified Reserves Evaluator or Auditor (Form 51-101F2)	64
Appendix B
Report of Management and Directors on reserves data and other information (Form 51-101F3)	65
Appendix C
Terms of reference for the Audit Committee	66

Glossary

In addition to terms defined elsewhere in this annual information form, the following are defined terms used in this annual information form:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“AIF” means this Annual Information Form and the appendices attached hereto.

“Affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta).

“Common Shares” means a common share in the capital of the Company.

“Conversion Arrangement” means the plan of arrangement effected on September 1, 2010 under section 193 of the ABCA pursuant to which the Trust converted from an income trust to a corporate structure, and Unitholders exchanged their Trust Units for common shares of the Company on a one-for-one basis and holders of exchangeable shares of Vermilion Resources Ltd., previously a subsidiary of the company ("VRL"), received 1.89344 common shares for each exchangeable share held.

“Dividend” means a dividend paid by Vermilion in respect of the common shares, expressed as an amount per common share.

“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta.

“GLJ Report” means the independent engineering reserves evaluation of certain oil, NGL and natural gas interests of the Company prepared by GLJ dated February 11, 2022 and effective December 31, 2021.

“Shareholders” means holders from time to time of the Company’s common shares.

“Subsidiary” means, in relation to any person, any corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of common shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person.

“Trust” means Vermilion Energy Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta that was dissolved and ceased to exist pursuant to the Conversion Arrangement.

“Trust Unit” means units in the capital of the Trust.

“Unitholders” means former unitholders of the Trust.

“Vermilion” or the “Company” means Vermilion Energy Inc. and where context allows, its consolidated business enterprise, except that a reference to “Vermilion” prior to the date of the Conversion Arrangement means the consolidated business enterprise of the Trust, unless otherwise indicated.

Vermilion Energy Inc. ■ Page 2 ■ 2021 Annual Information Form

Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

Production numbers stated refer to Vermilion's working interest share before deduction of crown, freehold, and other royalties. Reserve amounts are gross reserves, stated before deduction of royalties, as at December 31, 2021, based on forecast costs and price assumptions as evaluated in the GLJ Report.

Abbreviations

$M	thousand dollars
$MM	million dollars
°API	An indication of the specific gravity of crude oil measured on the API (American Petroleum Institute) gravity scale
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
mbbl	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmbtu	million British Thermal Units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point operated by National Grid
TTF	the day-ahead price for natural gas at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Conversions

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units):

To Convert From	To	Multiply By
mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Vermilion Energy Inc. ■ Page 3 ■ 2021 Annual Information Form

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this annual information form may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this annual information form may include, but are not limited to:

●	capital expenditures;
●	business strategies and objectives;
●	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;
●	petroleum and natural gas sales;
●	future production levels (including the timing thereof) and rates of average annual production growth;
●	exploration and development plans;
●	acquisition and disposition plans and the timing thereof;
●	operating and other expenses, including the payment of future dividends;
●	royalty and income tax rates; and
●	the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions of which all or any may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

●	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
●	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
●	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
●	the timely receipt of required regulatory approvals;
●	the ability of the Company to obtain financing on acceptable terms;
●	foreign currency exchange rates and interest rates;
●	future crude oil, natural gas liquids and natural gas prices; and
●	Management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding the Company’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

●	the ability of management to execute its business plan;
●	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
●	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
●	risks inherent in the Company's marketing operations, including credit risk;
●	the uncertainty of reserves estimates and reserves life and associated expenditures;
●	the uncertainty of estimates and projections relating to production, costs and expenses;
●	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
●	the Company's ability to enter into or renew leases on acceptable terms;
●	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
●	health, safety and environmental risks;
●	uncertainties as to the availability and cost of financing;
●	the ability of the Company to add production and reserves through exploration and development activities;
●	general economic and business conditions;
●	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
●	uncertainty in amounts and timing of royalty payments;
●	risks associated with existing and potential future law suits and regulatory actions against the Company; and
●	other risks and uncertainties described elsewhere in this annual information form or in the Company's other filings with Canadian securities authorities.

Vermilion Energy Inc. ■ Page 4 ■ 2021 Annual Information Form

The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Vermilion Energy Inc. ■ Page 5 ■ 2021 Annual Information Form

Presentation of Oil and Gas Information

Oil and gas reserves and production

All oil and natural gas reserve information contained in this annual information form is derived from the GLJ Report and has been prepared and presented in accordance with the Canadian Oil and Gas Evaluation Handbook (“COGEH”) and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional Non-GAAP and Other Financial Measures

This AIF includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to similar measures disclosed by other issuer. These measures include:

●	Fund flows from operations: Fund flows from operations is a total of segments measure comparable to net earnings and is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, and realized loss on derivatives, add realized gain on foreign exchange and realized other income. Information is included in this document by reference, more information and a reconciliation to primary financial statement measures can be found within the "Consolidated Financial Performance Review" section of the December 31, 2021 MD&A available on SEDAR at www.sedar.com.
●	Operating Netbacks: Operating Netbacks is a non-GAAP financial measure most directly comparable to GAAP measure net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Information is included in this document by reference, more information and a reconciliation to primary financial statement measures can be found within the "Supplemental Table 1: Netbacks" section of the December 31, 2021 MD&A available on SEDAR at www.sedar.com.

In addition, this AIF includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. These non-GAAP financial measures include:

●	Cash dividends per share: Represents actual cash dividends paid per share by the Company during the relevant periods. Information is included in this document by reference, more information and a reconciliation to primary financial statement measures can be found within the "Non-GAAP Financial Measures" section of the December 31, 2021 MD&A available on SEDAR at www.sedar.com.
●	Capital expenditures: Represents the sum of drilling and development and exploration and evaluation. Information is included in this document by reference, more information and a reconciliation to primary financial statement measures can be found within the "Non-GAAP Financial Measures" section of the December 31, 2021 MD&A available on SEDAR at www.sedar.com.

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Vermilion's Organizational Structure

Vermilion Energy Inc. is the successor to the Trust, following the completion of the Conversion Arrangement whereby the Trust converted from an income trust to a corporate structure by way of a court approved plan of arrangement under the ABCA on September 1, 2010.

As at December 31, 2021, Vermilion had 716 full time employees of which 213 employees were located in its Calgary head office, 128 employees in its Canadian field offices, 141 employees in France, 60 employees in the Netherlands, 30 employees in Australia, 23 employees in the United States, 34 employees in Germany, 4 employees in Hungary, 3 employees in Croatia and 80 employees in Ireland.

Vermilion was incorporated on July 21, 2010 pursuant to the provisions of the ABCA for the purpose of facilitating the Conversion Arrangement. The registered and head office of Vermilion Energy Inc. is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.

The following is a list of the Company's material subsidiaries and where each material subsidiary was incorporated or formed. The Company holds 100% of the votes attaching to all voting securities of each material subsidiary beneficially owned directly or indirectly by Vermilion.

●	Vermilion Oil & Gas Australia Pty (Australia)
●	Vermilion Energy Canada Ltd. (Alberta)
●	Vermilion Energy Germany GmbH & Co. KG (Germany)
●	Vermilion Energy Ireland Limited (Ireland)
●	Vermilion Energy Netherlands B.V. (Netherlands)
●	Vermilion Energy USA LLC (United States)
●	Vermilion Exploration and Production Ireland Limited (Ireland)
●	Vermilion Exploration SAS (France)
●	Vermilion Hungary Southern Battonya Concession Ltd. (Hungary)
●	Vermilion Moraine SAS (France)
●	Vermilion Pyrénées SAS (France)
●	Vermilion Rep SAS (France)
●	Vermilion Resources (Alberta)
●	Vermilion Slovakia Exploration s.r.o. (Slovakia)
●	Vermilion Zagreb Exploration d.o.o. (Croatia)

Description of the Business

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion has operations in two core areas: North America and International. Vermilion's business within these regions is managed at the country level through business units which form the basis of the Company's operating segments. These business units and the material crude oil and natural gas properties, facilities and installations in which Vermilion has an interest are discussed below.

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The following table summarizes production, sales, proved reserves, and proved plus probable reserves for each of Vermilion's business units as at and for the year ended December 31, 2021:

							Gross Proved
						Gross Proved	Plus Probable
	Production	Oil sales	NGL sales	Natural gas sales	Sales	Reserves	Reserves
Business Unit	(boe/d)	($ millions)	($ millions)	($ millions)	($ millions)	(mboe)(1)	(mboe)(1)
Canada	51,968	625,053	86,932	189,790	901,775	182,344	287,465
France	8,799	279,263	—	—	279,263	33,627	45,845
Netherlands	7,334	2,640	—	293,083	295,723	8,013	16,213
Germany	3,679	32,607	—	99,328	131,935	18,911	33,050
Ireland	4,875	23	—	214,402	214,425	8,405	12,643
Australia	3,810	143,014	—	—	143,014	7,855	12,768
United States	4,890	80,208	17,723	14,484	112,415	41,134	70,315
Central and Eastern Europe	51	—	—	1,211	1,211	1,762	2,708
Total	85,408	1,162,808	104,655	812,298	2,079,761	302,052	481,007
North America	56,858	705,261	104,655	204,274	1,014,190	223,478	357,780
International	28,548	457,547	—	608,024	1,065,571	78,574	123,227
(1)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion.

Canada Business Unit

Vermilion’s Canadian operations are primarily focused in the West Pembina region of West Central Alberta and in southeast Saskatchewan and Manitoba. In West Pembina, the company targets condensate-rich Mannville natural gas and Cardium light oil, while in southeast Saskatchewan and Manitoba the company targets light oil in the Mississippian Midale, Frobisher/Alida and Ratcliffe formations. West Pembina is the Company's main natural gas liquids ("NGL") producing area.

Vermilion holds an average 81% working interest in 782,423 (636,714 net) acres of developed land, and an average 85% working interest in 356,120 (301,026 net) acres of undeveloped land in Canada. Vermilion had 644.0 (401.0 net) producing conventional natural gas wells and 3,392.0 (2,132.0 net) producing light and medium crude oil wells in Canada as at December 31, 2021.

Vermilion has access to ample facilities and processing capacity across the major plays in its Canadian portfolio. In Alberta, Vermilion's operations are concentrated in core geographic regions where the Company owns and operates the large majority of associated key infrastructure including pipelines, compressor stations, oil batteries and gas plants, many of which have surplus capacity for future production. Furthermore, the Company is interconnected in several locations with third party midstream infrastructure that provides significant capacity for growth. In Saskatchewan, where operations are focused on light crude oil, Vermilion owns and operates an extensive network of pipelines and oil batteries that also have surplus capacity for future production. This high degree of operating control and access to key infrastructure across Vermilion's Canadian properties allows the Company to drive operating efficiencies in the field while supporting future growth opportunities.

During 2021, Vermilion drilled or participated in 77 (56.0 net) wells across our Alberta and Saskatchewan assets. In 2022, we plan to drill or participate in 31 (28.1 net) light crude oil wells in Saskatchewan and twelve (12.0 net) natural gas liquids rich conventional natural gas wells in Alberta.

United States Business Unit

Vermilion entered the United States in 2014 through the acquisition of land and producing assets in the East Finn crude oil field in the Powder River Basin of northeastern Wyoming and expanded its position through the 2018 acquisition of mineral land and producing assets in the Hilight crude oil field located approximately 40 miles northwest of the East Finn assets. The Company's assets include 163,258 (130,715 net) acres of land in the Powder River basin, of which 48% is undeveloped. Vermilion had 195.0 (167.6 net) producing light and medium crude oil wells in the United States as at December 31, 2021. All of our working interest ownership in Wyoming is Company operated.

During 2021, Vermilion continued to focus on the Turner Sand development in the Powder River Basin, drilling four (4.0 net) wells on its Hilight asset. Further to this, the Company completed a strategic acquisition which included 20,000 net acres of land adjacent to its Hilight field in Wyoming, with production of approximately 1,500 boe/d. Total consideration for the acquisition was US$76 million. In 2022, Vermilion expects to drill seven (6.2 net) wells on its Hilight assets.

France Business Unit

Vermilion entered France in 1997 and completed three additional acquisitions in subsequent years. Vermilion is the largest oil producer in the country with approximately two-thirds of the domestic market share. The Company's oil is priced with reference to Dated Brent.

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Vermilion’s main producing areas in France are located in the Aquitaine Basin which is southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. The two major fields in the Paris Basin area are Champotran and Chaunoy and the two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion operates several oil batteries in the country and, given the legacy nature of these assets, the throughput capability of these batteries exceeds any projected future requirements. Vermilion holds an average 96% working interest in 258,125 (248,873 net) acres of developed land and an average 86% working interest in 156,387 (134,160 net) acres of undeveloped land in the Aquitaine and Paris Basins. Vermilion had 303.0 (297.0 net) producing light and medium crude oil wells and three (3.0 net) producing conventional natural gas wells in France as at December 31, 2021.

In 2022, Vermilion intends to continue its ongoing program of workovers and well optimizations. By continuing to develop its inventory in France, while mitigating declines through workovers and optimizations, Vermilion seeks to maintain its French production.

Netherlands Business Unit

Vermilion entered the Netherlands in 2004 and is the country's second largest onshore operator. Vermilion's natural gas production in the Netherlands is priced off of the TTF index.

Vermilion’s Netherlands assets consist of 28 onshore concessions (all operated) and 19 offshore concessions (all non-operated). Production consists primarily of natural gas with a small amount of associated natural gas liquids. Vermilion’s total land position in the Netherlands covers 1,695,812 (901,791 net) acres at an average 53% working interest, of which 89% is undeveloped. Vermilion had 105.0 (47.0 net) producing natural gas wells as at December 31, 2021.

During 2021, the Company drilled two (1.5 net) natural gas wells in the Netherlands. In 2022, Vermilion plans to drill two (1.1 net) natural gas wells and expects that its inventory of potentially high-impact exploration and development opportunities in the Netherlands will maintain or moderately grow the Company's production base in the country.

Germany Business Unit

Vermilion entered Germany in 2014 through the acquisition of a 25% non-operated interest in natural gas producing assets. In December 2016, Vermilion completed an acquisition of crude oil and natural gas producing properties that provided Vermilion with its first operated position in the country. Vermilion holds a significant undeveloped land base in Germany as a result of an extensive farm-in agreement the Company entered into in 2015. In 2021, Vermilion completed two minor acquisitions, increasing the Company’s non-operated working interest in certain assets to 50%. Vermilion’s natural gas production in Germany is priced off the THE index, which is highly correlated to the TTF benchmark, and Vermilion's light and medium crude oil production is priced with reference to Dated Brent.

Vermilion’s producing assets in Germany consist of operated and non-operated interests in eleven natural gas fields and nine light and medium crude oil fields with extensive infrastructure in place. Vermilion had 66.0 (56.5 net) producing light and medium crude oil wells and 20.0 (11.4 net) producing natural gas wells as at December 31, 2021.

Vermilion’s land position in northwest Germany is comprised of 107,351 (54,625 net) developed acres and 2,065,780 (920,723 net) undeveloped acres. In addition, the Company holds a 50% equity interest in Hannoversche Erdölleitung GmbH ("HEG"), a joint venture company created in 1959 that collects and transports crude oil through a 185 km network of infrastructure from the Hannover region to rail loading facilities in Hannover.

During 2021, Vermilion brought the Burgmoor Z-5 well (71% working interest) on production, successfully drilled one (1.0 net) well and continued to execute various well optimization and workover programs to preserve production, and completed two small acquisitions to further consolidate the Company's interest in the region. In 2022, Vermilion plans to drill three (3.0 net) wells.

Ireland Business Unit

Vermilion has a 20% operated interest in the offshore Corrib natural gas field and related processing facilities located off the northwest coast of Ireland. Vermilion initially acquired an 18.5% non-operated interest in 2009. In 2018, Vermilion entered into a strategic partnership with the Canadian Pension Plan Investment Board ("CPPIB"), as a result of which Vermilion acquired an additional 1.5% working interest and assumed operatorship of Corrib.

Corrib first began natural gas production in late December 2015. Production volumes reached full plant capacity of approximately 350 mmcf/d (gross) at the end of 2016. Production plateaued at this level until decline started at the beginning of 2018. The Corrib field constitutes 100% of Ireland's domestic natural gas production.

Vermilion Energy Inc. ■ Page 9 ■ 2021 Annual Information Form

On November 29, 2021, Vermilion announced an agreement to acquire an incremental 36.5% working interest in Corrib from Equinor ASA,  increasing the Company's operated ownership to 56.5% and adding approximately 7,700 boe/d of production for total consideration of $556 million, before closing adjustments and contingent payment. The acquisition has an effective date of January 1, 2022, and is anticipated to close in the second half of 2022 after all requisite approvals have been received. During 2022, Vermilion plans to continue to focus on facility maintenance and optimization.

Central and Eastern Europe ("CEE") Business Unit

Vermilion established its CEE business unit in 2014 with a head office in Budapest, Hungary. The CEE business unit is responsible for business development in the CEE, including managing the exploration and development opportunities associated with the Company's land holdings in Hungary, Slovakia and Croatia.

Vermilion's land position in the CEE consists of 975,375 (975,375 net) acres in Croatia, 946,666 (946,666 net) acres in Hungary and 97,907 (48,954 net) acres in Slovakia. Currently, 99% of Vermilion's land position in the CEE is undeveloped.

During 2021, Vermilion drilled one (1.0 net) well in Croatia and one (1.0 net) well in Hungary; neither well encountered commercial hydrocarbons. In Croatia, the Company also continued to advance the planning, design and regulatory work for the gas plant on the SA-10 block in preparation for the tie-in of the two previously drilled gas wells in 2023 and executed its 3-D seismic program. In 2022, Vermilion plans to continue our exploratory drilling activity in CEE by drilling two (2.0 net) natural gas wells in Croatia, and two (2.0 net) crude oil wells and one (1.0 net) shallow gas well in Hungary.

Australia Business Unit

Vermilion holds a 100% operated working interest in the Wandoo offshore crude oil field and related production facilities, located on Western Australia's northwest shelf. Vermilion acquired its interest over two acquisitions completed in 2005 and 2007. Production is sourced from 19 producing well-bores including five dual laterals that are tied into two platforms, Wandoo 'A' and Wandoo 'B'. Wandoo 'B' is permanently manned, houses the required production facilities and incorporates 400,000 bbls of crude oil storage within the platform's concrete gravity structure. The Wandoo 'B' facilities are capable of processing 208,000 bbl/d of total fluid to separate crude oil from produced water. Vermilion's land position in the Wandoo field is comprised of 59,553 acres (gross and net).

In 2022, Vermilion plans to drill two (2.0 net) wells and does not presently expect to drill any additional Australian wells for another two to three years thereafter. The Company intends to manage its Australian production and related capital investment programs to achieve corporate targets while meeting long-term supply requirements of our customers.

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General Development of the Business

Three Year History and Outlook

The following describes the development of Vermilion's business over the last three completed financial years.

2019

Vermilion achieved annual production of 100,357 boe/d representing an increase of 15% compared to 2018. Production in Canada reached record levels as the Company benefited from a full-year contribution from the Spartan assets acquired in May 2018, achieving average annual production of nearly 60,000 boe/d in 2019. Production also achieved record annual average levels in the Netherlands and in the United States.

Vermilion maintained its monthly dividend at $0.23 per share throughout 2019. In July 2019, Vermilion received approval from the TSX for a normal course issuer bid (“NCIB”), allowing the Company to buy back up to 7.75 million shares. Vermilion intended to use the NCIB, in combination with debt reduction, when excess free cash flow was available (beyond dividends) to enhance per share growth. In October 2019, the Company announced its intention to phase out the Dividend Reinvestment Plan ("DRIP") in 2020 by prorating the available DRIP shares by 25% each quarter starting in Q1 2020.

During the third quarter of 2019, Vermilion was awarded two exploration licenses in Ukraine, subject to a final production sharing agreement, in a 50/50 partnership with Ukrgazvydobuvannya ("UGV"), a Ukrainian state-owned gas producer. The licenses cover approximately 500,000 gross acres situated in one of Europe's most prolific natural gas regions (Dnieper-Donets Basin). During 2020, Vermilion decided not to enter into a production sharing agreement and withdrew from the Ukraine.

Vermilion's ISS Governance QualityScore increased to 2 from 3 (where a decile score of 2 indicates lower governance risk), while its Environment and Social QualityScores remained at 1 and 2 respectively in 2019. Vermilion was rated "AA" in MSCI's annual environmental, social and governance ("ESG") rankings for 2019, placing the Company in the top 19% of oil and gas companies worldwide. This rating was an improvement from "A" in the previous two years. Vermilion received top quartile rankings for 2019 for its industry sector in both the Sustainalytics ESG Rating and SAM (formerly known as RobecoSAM) annual Corporate Sustainability Assessment ("CSA"). These rankings reflected Vermilion's continued commitment to ESG matters across its business, positioning Vermilion as one of the most responsible producers of energy in the industry.

2020

Vermilion achieved annual production of 95,190 boe/d representing a decrease of 5% compared to 2019. This level of annual production was the outcome of a front-end weighted capital program whereby 65% of our E&D capital was invested in Q1 2020, resulting in peak production of over 100,000 boe/d in Q2 2020 and declining to 87,800 boe/d in Q4 2020. Over the last nine months, capital investment was primarily focused on maintenance capital as the Company navigated its way through the global economic slowdown induced by the COVID-19 pandemic.

In March 2020, Vermilion reduced its monthly dividend by 50% to $0.115 per share and announced an $80 to $100 million reduction to its annual capital budget in response to the COVID-19 pandemic and the resulting negative impact on near-term oil demand and commodity prices. In addition, subsequent to the first quarter of 2020, our Board of Directors suspended the monthly dividend as a further measure to strengthen the financial position of the Company during a period of weak commodity prices.

On May 25, 2020, Vermilion's Board of Directors appointed Lorenzo Donadeo as Executive Chairman and Curtis Hicks as President following the departure of Anthony Marino as President and Chief Executive Officer. Mr. Donadeo is one of the co-founders of Vermilion and served as Chairman of the Board since March 1, 2016. Previously, Mr. Donadeo was the Chief Executive Officer of Vermilion from 2003 to 2016. Mr. Hicks was previously the CFO of Vermilion from 2003 to 2018.

In lieu of filling the role of Chief Executive Officer, Vermilion re-established an Executive Committee consisting of a minimum of five senior executives from within the Company with a mandate to review and approve key organizational, financial, operational and strategic decisions. The re-established Executive Committee included the Executive Chairman, President, Vice President and Chief Financial Officer, Vice President North America, Vice President International and HSE, Vice President European Operations and the Vice President Business Development.

Vermilion continued to build on its track record of industry-leading ESG performance based on rankings by third party ratings agencies in 2020. Vermilion ranked at the top of its peer group in 2020 in the SAM Corporate Sustainability Assessment (“CSA”). The Company was also selected for The Sustainability Yearbook 2021, which recognizes that our CSA sustainability performance is within the top 15% of our industry (SAM's Upstream Oil & Gas and Integrated category). Vermilion received a rating of "AA" on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings assessment, which reflects exposure to industry-specific ESG risks and the ability to manage those risks. Vermilion was named to the CDP Climate

Vermilion Energy Inc. ■ Page 11 ■ 2021 Annual Information Form

Leadership Level (A-) for the fourth consecutive year in 2020. Vermilion was one of five Canadian oil and gas companies, one of seven oil and gas companies in North America, and one of 20 oil and gas companies globally to achieve this level, ranking Vermilion in the top 10% of oil and gas companies globally. In November 2020, Vermilion released its 2020 Corporate Sustainability Report, marking the Company's 7th year of ESG reporting. The 2020 report highlights Vermilion's ongoing focus on reducing emissions within its operations, along with a content index that includes recommendations from the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board.

2021

Vermilion achieved annual production of 85,408 boe/d representing a decrease of 10% compared to 2020 primarily as a result of natural declines and reduced capital spending levels in 2021 as the Company focused on preserving liquidity, maximizing free cash flow and reducing debt.

During the third quarter of 2021, the Company completed a strategic acquisition which included 20,000 net acres of land adjacent to its Hilight field in Wyoming, with production of approximately 1,500 boe/d. Total consideration for the acquisition was US$76 million.

On September 8, 2021, Vermilion appointed Dion Hatcher as President effective January 1, 2022, replacing Curtis Hicks as President (and who has remained with the Company as an advisor until April 1, 2022). Mr. Hatcher has over 25 years of industry experience and spent the last 15 years in a variety of leadership roles during his tenure at Vermilion and most recently held the role of Vice President, North America.

On November 29, 2021, Vermilion announced an agreement to acquire an incremental 36.5% working interest in Corrib from Equinor ASA, increasing the Company's operated ownership to 56.5% and adding approximately 7,700 boe/d of production for total consideration of $556 million, before closing adjustments and contingent payment. The acquisition has an effective date of January 1, 2022, and is anticipated to close in the second half of 2022 after all requisite approvals have been received. This acquisition consolidates interest in a high margin, low decline and low emission asset, while increasing exposure to premium priced European natural gas and rebalances Vermilion's international weighting.

Vermilion continued to deliver superior ESG performance based on rankings by third party rating agencies in 2021. Vermilion ranked at the top of its peer group in 2021 in the S&P Global Corporate Sustainability Assessment (“CSA”). The Company was also selected for The Sustainability Yearbook 2022, which recognizes that our CSA sustainability performance is within the top 15% of our industry (S&P Global’s Upstream Oil & Gas and Integrated category). Vermilion maintained its rating of "AA" on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings assessment, which reflects exposure to industry-specific ESG risks and the ability to manage those risks. Vermilion received a B in 2021 for both CDP Climate and CDP Water submissions, a combined performance that places it tied for the top decile of oil and gas companies globally. As of February 2022, Vermilion’s performance in the Sustainalytics ESG Risk Ratings places it second in its peer group. In August 2021, Vermilion released its 2021 Sustainability Report, marking the Company's 8th year of ESG reporting. Note that effective in 2022, Vermilion’s reporting in alignment with the Task Force on Climate-related Financial Disclosure relating to: Governance is located in our management proxy circular for our annual meeting of shareholders, and relating to Strategy, Risk Management, and Metrics and Targets in our annual MD&A. This information is also located in the Energy Transition section of our Sustainability Report, available online at http://sustainability.vermilionenergy.com.

Outlook

In November 2021, Vermilion announced an E&D capital budget for 2022 of $425 million with corresponding production guidance of 83,000 to 85,000 boe/d. The production guidance excludes the impact from the Corrib acquisition and will be updated once the Company has confirmation on the timing of the Corrib acquisition closing date. In conjunction with the 2022 budget release, the Company also announced its plan to reinstate a quarterly dividend in the amount of $0.06 per share in Q1 2022 and expect to increase the return of capital to our shareholders over time as further debt targets are achieved. Vermilion's business model continues to allow for flexibility in response to volatile commodity prices and regulatory changes. The Company intends to fund future dividends and E&D capital investment from internally generated cash flow from operating activities while allocating access free cash flow to debt reduction until we achieve or have line of sight to our next target level of $1.2 billion of net debt, at which time we will evaluate other options to augment the return of capital to shareholders.

Vermilion Energy Inc. ■ Page 12 ■ 2021 Annual Information Form

Statement of Reserves Data and Other Oil and Gas Information

Reserves and future net revenue

The following is a summary of the crude oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ in a report dated February 11, 2022 with an effective date of December 31, 2021. Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Reserves and other oil and gas information contained in this section is effective December 31, 2021 unless otherwise stated.

All evaluations of future net revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations. Future net revenues estimated by the GLJ Report do not represent the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves are established using deterministic methodology. Total proved reserves are established at the 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total proved plus probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator  or Auditor in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and product type using forecast prices and costs. For Canada, the tables following include Alberta Gas Cost Allowance.

Vermilion Energy Inc. ■ Page 13 ■ 2021 Annual Information Form

The following tables may not total due to rounding.

Oil and gas reserves - Gross and net interest (2), based on forecast prices and costs (1)

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	6,077	6,077	—	—	—	—	—	—
Canada	43,545	38,844	17	16	—	—	242,337	225,859
CEE	—	—	—	—	—	—	1,150	839
France	27,859	24,054	—	—	—	—	—	—
Germany	4,846	4,713	—	—	—	—	47,986	45,864
Ireland	—	—	—	—	—	—	50,427	50,427
Netherlands	—	—	—	—	—	—	40,872	40,185
United States	8,131	6,804	—	—	—	—	40,427	33,752
Total Proved Developed Producing	90,457	80,492	17	16	—	—	423,199	396,928
North America	51,676	45,648	17	16	—	—	282,764	259,611
International	38,781	34,844	—	—	—	—	140,435	137,316

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	6,077	6,077
Canada	356	338	5,079	4,731	20,959	17,615	105,817	94,963
CEE	—	—	—	—	—	—	192	140
France	—	—	—	—	—	—	27,859	24,054
Germany	—	—	—	—	—	—	12,843	12,357
Ireland	—	—	—	—	—	—	8,405	8,405
Netherlands	—	—	—	—	75	74	6,887	6,771
United States	—	—	—	—	5,068	4,231	19,936	16,660
Total Proved Developed Producing	356	338	5,079	4,731	26,102	21,920	188,016	169,428
North America	356	338	5,079	4,731	26,027	21,846	125,753	111,624
International	—	—	—	—	75	74	62,262	57,804

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	2,948	2,504	2	2	—	—	21,143	19,935
CEE	—	—	—	—	—	—	9,423	6,302
France	1,238	1,062	—	—	—	—	—	—
Germany	546	533	—	—	—	—	19,719	19,094
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	4,517	4,497
United States	353	286	—	—	—	—	464	377
Total Proved Developed Non-Producing	5,084	4,385	2	2	—	—	55,267	50,206
North America	3,301	2,790	2	2	—	—	21,607	20,312
International	1,784	1,595	—	—	—	—	33,660	29,894

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	—	—	666	628	1,583	1,377	8,167	7,310
CEE	—	—	—	—	—	—	1,570	1,050
France	—	—	—	—	—	—	1,238	1,062
Germany	—	—	—	—	—	—	3,832	3,716
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	10	10	763	759
United States	—	—	—	—	66	53	496	402
Total Proved Developed Non-Producing	—	—	666	628	1,658	1,440	16,066	14,300
North America	—	—	666	628	1,649	1,431	8,663	7,713
International	—	—	—	—	10	10	7,403	6,587

Vermilion Energy Inc. ■ Page 14 ■ 2021 Annual Information Form

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	1,778	1,778	—	—	—	—	—	—
Canada	38,978	33,378	85	73	—	—	105,272	97,883
CEE	—	—	—	—	—	—	—	—
France	4,531	3,870	—	—	—	—	—	—
Germany	1,407	1,373	—	—	—	—	4,974	4,699
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	2,133	2,135
United States	14,251	11,646	—	—	—	—	21,870	17,934
Total Proved Undeveloped	60,945	52,045	85	73	—	—	134,249	122,652
North America	53,229	45,024	85	73	—	—	127,143	115,817
International	7,716	7,021	—	—	—	—	7,106	6,834

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	1,778	1,778
Canada	—	—	376	301	11,689	10,167	68,360	59,981
CEE	—	—	—	—	—	—	—	—
France	—	—	—	—	—	—	4,531	3,870
Germany	—	—	—	—	—	—	2,236	2,156
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	8	8	363	364
United States	—	—	—	—	2,806	2,300	20,702	16,936
Total Proved Undeveloped	—	—	376	301	14,502	12,475	97,970	85,085
North America	—	—	376	301	14,495	12,467	89,062	76,917
International	—	—	—	—	8	8	8,908	8,168

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	7,855	7,855	—	—	—	—	—	—
Canada	85,471	74,726	103	90	—	—	368,752	343,678
CEE	—	—	—	—	—	—	10,573	7,141
France	33,627	28,985	—	—	—	—	—	—
Germany	6,798	6,619	—	—	—	—	72,678	69,657
Ireland	—	—	—	—	—	—	50,427	50,427
Netherlands	—	—	—	—	—	—	47,522	46,818
United States	22,735	18,737	—	—	—	—	62,761	52,063
Total Proved	156,487	136,923	103	90	—	—	612,715	569,785
North America	108,206	93,463	103	90	—	—	431,514	395,740
International	48,281	43,460	—	—	—	—	181,201	174,044

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	7,855	7,855
Canada	356	338	6,121	5,659	34,231	29,159	182,344	162,255
CEE	—	—	—	—	—	—	1,762	1,190
France	—	—	—	—	—	—	33,627	28,985
Germany	—	—	—	—	—	—	18,911	18,229
Ireland	—	—	—	—	—	—	8,405	8,405
Netherlands	—	—	—	—	93	91	8,013	7,894
United States	—	—	—	—	7,939	6,585	41,134	33,999
Total Proved	356	338	6,121	5,659	42,263	35,835	302,052	268,812
North America	356	338	6,121	5,659	42,170	35,744	223,478	196,254
International	—	—	—	—	93	91	78,574	72,559

Vermilion Energy Inc. ■ Page 15 ■ 2021 Annual Information Form

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	4,912	4,912	—	—	—	—	—	—
Canada	45,374	39,833	31	27	—	—	229,393	213,238
CEE	—	—	—	—	—	—	5,676	3,432
France	12,218	10,482	—	—	—	—	—	—
Germany	4,815	4,677	—	—	—	—	55,943	52,463
Ireland	—	—	—	—	—	—	25,431	25,431
Netherlands	—	—	—	—	—	—	48,560	45,956
United States	19,296	15,994	—	—	—	—	33,370	27,746
Total Probable	86,615	75,897	31	27	—	—	398,373	368,265
North America	64,670	55,826	31	27	—	—	262,764	240,984
International	21,945	20,071	—	—	—	—	135,609	127,281

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	4,912	4,912
Canada	105	99	1,907	1,759	21,148	17,802	105,121	93,511
CEE	—	—	—	—	—	—	946	572
France	—	—	—	—	—	—	12,218	10,482
Germany	—	—	—	—	—	—	14,139	13,421
Ireland	—	—	—	—	—	—	4,238	4,238
Netherlands	—	—	—	—	107	100	8,200	7,760
United States	—	—	—	—	4,323	3,593	29,180	24,211
Total Probable	105	99	1,907	1,759	25,577	21,495	178,954	159,106
North America	105	99	1,907	1,759	25,471	21,395	134,301	117,722
International	—	—	—	—	107	100	44,653	41,385

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	12,768	12,768	—	—	—	—	—	—
Canada	130,845	114,559	135	117	—	—	598,146	556,915
CEE	—	—	—	—	—	—	16,250	10,573
France	45,845	39,467	—	—	—	—	—	—
Germany	11,613	11,296	—	—	—	—	128,621	122,120
Ireland	—	—	—	—	—	—	75,858	75,858
Netherlands	—	—	—	—	—	—	96,082	92,774
United States	42,031	34,730	—	—	—	—	96,132	79,809
Total Proved Plus Probable	243,102	212,820	135	117	—	—	1,011,088	938,050
North America	172,876	149,289	135	117	—	—	694,277	636,725
International	70,225	63,531	—	—	—	—	316,810	301,325

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	12,768	12,768
Canada	461	438	8,029	7,419	55,379	46,961	287,465	255,766
CEE	—	—	—	—	—	—	2,708	1,762
France	—	—	—	—	—	—	45,845	39,467
Germany	—	—	—	—	—	—	33,050	31,649
Ireland	—	—	—	—	—	—	12,643	12,643
Netherlands	—	—	—	—	200	192	16,213	15,654
United States	—	—	—	—	12,262	10,178	70,315	58,209
Total Proved Plus Probable	461	438	8,029	7,419	67,841	57,331	481,007	427,919
North America	461	438	8,029	7,419	67,641	57,139	357,780	313,975
International	—	—	—	—	200	192	123,227	113,943

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(3)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(4)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Vermilion Energy Inc. ■ Page 16 ■ 2021 Annual Information Form

(5)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(6)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(7)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(8)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Vermilion Energy Inc. ■ Page 17 ■ 2021 Annual Information Form

Net present value of future net revenue - Based on forecast prices and costs (1)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (4) (5)
Australia	82,825	134,106	156,888	164,924	165,375	88,823	115,080	125,120	126,977	124,795
Canada	2,238,333	1,827,094	1,547,215	1,350,275	1,205,122	2,238,333	1,827,094	1,547,215	1,350,275	1,205,122
CEE	6,636	5,941	5,398	4,969	4,622	6,636	5,941	5,398	4,969	4,622
France	798,970	702,723	601,743	519,687	456,311	703,500	630,002	542,739	469,604	412,415
Germany	364,349	403,730	386,148	359,790	335,158	343,252	384,509	368,442	343,327	319,732
Ireland	502,967	477,928	448,881	421,132	396,268	502,967	477,928	448,881	421,132	396,268
Netherlands	325,077	347,432	351,983	348,410	341,255	172,404	200,687	210,581	211,853	209,117
United States	387,748	281,960	226,516	192,352	168,944	387,748	281,960	226,516	192,352	168,944
Total Proved Developed Producing	4,706,904	4,180,913	3,724,772	3,361,538	3,073,056	4,443,662	3,923,201	3,474,892	3,120,488	2,841,014
North America	2,626,081	2,109,054	1,773,731	1,542,626	1,374,066	2,626,081	2,109,054	1,773,731	1,542,626	1,374,066
International	2,080,823	2,071,859	1,951,042	1,818,912	1,698,990	1,817,581	1,814,147	1,701,161	1,577,862	1,466,949
Proved Developed Non-Producing (2) (4) (6)
Australia	—	—	—	—	—	—	—	—	—	—
Canada	220,901	170,986	140,294	119,602	104,743	220,901	170,986	140,294	119,602	104,743
CEE	55,867	48,147	41,918	36,823	32,600	55,039	47,429	41,290	36,270	32,109
France	39,601	34,145	28,065	23,111	19,330	25,529	23,905	20,130	16,662	13,894
Germany	123,114	97,265	71,535	53,867	41,948	65,065	61,371	45,167	32,761	24,246
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	12,443	19,277	21,105	20,818	19,694	(5,056)	3,928	7,489	8,617	8,668
United States	8,802	5,583	3,353	1,777	635	8,802	5,583	3,353	1,777	635
Total Proved Developed Non-Producing	460,728	375,403	306,271	255,997	218,950	370,279	313,202	257,724	215,688	184,295
North America	229,703	176,569	143,647	121,378	105,378	229,703	176,569	143,647	121,378	105,378
International	231,025	198,834	162,624	134,619	113,572	140,576	136,632	114,077	94,309	78,917
Proved Undeveloped (2) (7)
Australia	119,545	104,508	92,077	81,717	73,008	69,599	60,772	53,456	47,343	42,193
Canada	1,604,659	1,007,418	670,130	463,994	330,104	1,433,915	914,117	616,896	432,462	310,804
CEE	—	—	—	—	—	—	—	—	—	—
France	164,311	122,708	90,888	67,772	51,045	119,775	86,959	61,602	43,337	30,326
Germany	75,443	59,658	42,480	30,225	21,814	70,693	49,057	32,084	21,012	13,752
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	4,954	4,563	3,943	3,288	2,681	7,921	6,991	5,973	5,023	4,191
United States	460,996	297,073	203,066	145,014	106,880	425,795	278,263	192,060	138,218	102,517
Total Proved Undeveloped	2,429,908	1,595,929	1,102,583	792,010	585,532	2,127,698	1,396,159	962,071	687,395	503,783
North America	2,065,656	1,304,491	873,196	609,008	436,984	1,859,709	1,192,381	808,956	570,679	413,321
International	364,253	291,438	229,387	183,002	148,548	267,988	203,779	153,115	116,715	90,462
Proved (2)
Australia	202,370	238,614	248,965	246,641	238,384	158,422	175,852	178,575	174,321	166,988
Canada	4,063,893	3,005,498	2,357,638	1,933,871	1,639,969	3,893,149	2,912,197	2,304,405	1,902,338	1,620,669
CEE	62,503	54,088	47,317	41,792	37,223	61,674	53,369	46,688	41,238	36,731
France	1,002,882	859,576	720,696	610,570	526,685	848,804	740,865	624,471	529,602	456,635
Germany	562,906	560,653	500,163	443,882	398,920	479,010	494,937	445,693	397,100	357,729
Ireland	502,967	477,928	448,881	421,132	396,268	502,967	477,928	448,881	421,132	396,268
Netherlands	342,473	371,272	377,031	372,516	363,630	175,269	211,605	224,044	225,494	221,975
United States	857,547	584,616	432,936	339,142	276,459	822,345	565,806	421,929	332,346	272,096
Total Proved	7,597,540	6,152,245	5,133,627	4,409,545	3,877,537	6,941,639	5,632,562	4,694,686	4,023,570	3,529,092
North America	4,921,440	3,590,114	2,790,574	2,273,013	1,916,428	4,715,494	3,478,004	2,726,334	2,234,684	1,892,765
International	2,676,100	2,562,131	2,343,053	2,136,532	1,961,110	2,226,145	2,154,558	1,968,352	1,788,886	1,636,328

Vermilion Energy Inc. ■ Page 18 ■ 2021 Annual Information Form

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Probable (3)
Australia	212,250	190,420	160,084	132,175	109,256	115,149	102,721	85,346	69,457	56,531
Canada	3,076,555	1,804,474	1,207,494	877,667	674,249	2,295,207	1,352,693	916,241	676,482	528,604
CEE	32,862	26,770	22,412	19,175	16,689	27,579	22,272	18,518	15,760	13,662
France	581,769	390,555	273,270	198,835	149,794	427,498	282,685	193,413	137,001	100,194
Germany	626,966	417,681	282,282	202,320	152,801	417,542	284,155	187,783	130,642	95,713
Ireland	177,997	130,448	94,277	69,104	51,855	177,997	130,448	94,277	69,104	51,855
Netherlands	309,422	260,634	213,993	176,481	147,733	168,325	144,719	116,393	92,566	74,294
United States	926,174	536,535	346,279	241,385	177,794	730,257	423,857	274,399	192,165	142,386
Total Probable	5,943,994	3,757,517	2,600,091	1,917,143	1,480,171	4,359,554	2,743,548	1,886,370	1,383,178	1,063,239
North America	4,002,728	2,341,009	1,553,773	1,119,052	852,042	3,025,465	1,776,550	1,190,639	868,647	670,990
International	1,941,265	1,416,508	1,046,318	798,091	628,129	1,334,090	966,999	695,730	514,530	392,249
Proved Plus Probable (2) (3)
Australia	414,620	429,035	409,049	378,816	347,640	273,571	278,573	263,921	243,778	223,519
Canada	7,140,448	4,809,973	3,565,132	2,811,538	2,314,217	6,188,356	4,264,890	3,220,646	2,578,820	2,149,273
CEE	95,364	80,858	69,728	60,967	53,912	89,253	75,641	65,207	56,999	50,393
France	1,584,651	1,250,131	993,966	809,405	676,479	1,276,302	1,023,550	817,884	666,603	556,829
Germany	1,189,872	978,334	782,446	646,202	551,721	896,551	779,092	633,476	527,741	453,442
Ireland	680,964	608,375	543,158	490,236	448,124	680,964	608,375	543,158	490,236	448,124
Netherlands	651,895	631,906	591,025	548,997	511,363	343,594	356,324	340,437	318,060	296,269
United States	1,783,721	1,121,151	779,214	580,527	454,253	1,552,602	989,664	696,328	524,511	414,482
Total Proved Plus Probable	13,541,534	9,909,762	7,733,718	6,326,688	5,357,709	11,301,193	8,376,110	6,581,056	5,406,748	4,592,331
North America	8,924,169	5,931,123	4,344,347	3,392,065	2,768,470	7,740,958	5,254,554	3,916,973	3,103,332	2,563,755
International	4,617,366	3,978,639	3,389,371	2,934,623	2,589,239	3,560,235	3,121,556	2,664,082	2,303,416	2,028,576

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Vermilion Energy Inc. ■ Page 19 ■ 2021 Annual Information Form

Total future net revenue (undiscounted) - Based on forecast prices and costs (1)

					Abandonment	Future Net		Future Net
				Capital	and	Revenue		Revenue
			Operating	Development	Reclamation	Before Future	Future	After Future
($M)	Revenue	Royalties	Costs (5)	Costs	Costs	Income Taxes	Income Taxes (4)	Income Taxes
Proved (2)
Australia	819,008	—	358,879	53,412	204,347	202,370	43,948	158,422
Canada	10,498,431	1,393,756	3,695,044	1,022,234	323,503	4,063,893	170,745	3,893,149
CEE	123,191	37,876	14,261	8,204	348	62,503	828	61,674
France	2,928,418	401,630	1,163,504	93,188	267,215	1,002,882	154,078	848,804
Germany	1,429,139	51,959	533,972	48,115	232,186	562,906	83,896	479,010
Ireland	727,244	—	140,994	18,418	64,864	502,967	—	502,967
Netherlands	733,040	11,159	231,306	9,060	139,042	342,473	167,204	175,269
United States	2,670,776	737,380	741,198	302,958	31,694	857,547	35,202	822,345
Total Proved	19,929,248	2,633,759	6,879,159	1,555,589	1,263,199	7,597,540	655,902	6,941,639
North America	13,169,207	2,131,136	4,436,243	1,325,192	355,197	4,921,440	205,946	4,715,494
International	6,760,040	502,623	2,442,917	230,398	908,003	2,676,100	449,955	2,226,145
Proved Plus Probable (2) (3)
Australia	1,355,701	—	666,478	53,412	221,192	414,620	141,049	273,571
Canada	16,828,784	2,209,868	5,549,184	1,538,541	390,742	7,140,448	952,092	6,188,356
CEE	187,961	63,092	20,913	8,204	388	95,364	6,111	89,253
France	4,009,585	554,157	1,372,095	205,757	292,925	1,584,651	308,349	1,276,302
Germany	2,471,566	100,919	787,209	99,925	293,641	1,189,872	293,320	896,551
Ireland	1,022,940	—	228,297	40,632	73,048	680,964	—	680,964
Netherlands	1,327,035	38,654	395,895	75,318	165,273	651,895	308,301	343,594
United States	4,871,242	1,339,623	1,194,411	513,886	39,602	1,783,721	231,118	1,552,602
Total Proved Plus Probable	32,074,814	4,306,313	10,214,481	2,535,674	1,476,811	13,541,534	2,240,341	11,301,193
North America	21,700,026	3,549,492	6,743,595	2,052,427	430,344	8,924,169	1,183,210	7,740,958
International	10,374,788	756,822	3,470,887	483,247	1,046,467	4,617,366	1,057,131	3,560,235

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Future Income Taxes" are calculated using future net revenue before income taxes as shown, after incorporating Vermilion's existing tax pools, corporate charge-outs, and related expenditures. This calculation applies the year-end statutory rate, taking into account future tax rates already legislated.
(5)	Capital Development Costs include the costs for the drilling, completion, and tie-in of wells, the construction of production and processing facilities, major facilities projects and well workovers. For the purposes of determining Future Net Revenue, costs related to the replacement of certain downhole and facilities equipment as well as facility turnarounds are included in Operating Costs.

Vermilion Energy Inc. ■ Page 20 ■ 2021 Annual Information Form

Future net revenue by product type - Based on forecast prices and costs (1)

	Future Net Revenue
	Before Income Taxes (2)
	(Discounted at 10% Per Year) ($M)	Unit Value ($/boe)
Proved Developed Producing
Light Crude Oil & Medium Crude Oil (3)	2,067,862	21.86
Heavy Crude Oil (3)	818	31.75
Conventional Natural Gas (4)	1,650,306	22.33
Shale Gas	325	5.12
Coal Bed Methane	5,462	6.57
Total Proved Developed Producing	3,724,772	21.98
Proved Developed Non-Producing
Light Crude Oil & Medium Crude Oil (3)	120,537	23.42
Heavy Crude Oil (3)	49	17.00
Conventional Natural Gas (4)	185,042	20.47
Shale Gas	—	—
Coal Bed Methane	643	5.76
Total Proved Developed Non-Producing	306,271	21.42
Proved Undeveloped
Light Crude Oil & Medium Crude Oil (3)	916,419	14.50
Heavy Crude Oil (3)	555	9.21
Conventional Natural Gas (4)	185,343	8.51
Shale Gas	—	—
Coal Bed Methane	267	4.98
Total Proved Undeveloped	1,102,583	12.96
Proved
Light Crude Oil & Medium Crude Oil (3)	3,118,195	18.95
Heavy Crude Oil (3)	2,190	14.15
Conventional Natural Gas (4)	2,006,546	19.47
Shale Gas	325	5.12
Coal Bed Methane	6,372	6.39
Total Proved	5,133,627	19.10
Probable
Light Crude Oil & Medium Crude Oil (3)	1,716,124	17.88
Heavy Crude Oil (3)	978	21.25
Conventional Natural Gas (4)	881,109	14.04
Shale Gas	107	5.63
Coal Bed Methane	1,772	5.67
Total Probable	2,600,091	16.34
Proved Plus Probable
Light Crude Oil & Medium Crude Oil (3)	4,834,319	18.56
Heavy Crude Oil (3)	3,168	15.78
Conventional Natural Gas (4)	2,887,655	17.41
Shale Gas	432	5.23
Coal Bed Methane	8,144	6.22
Total Proved Plus Probable	7,733,718	18.07

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	Other Company revenue and costs not related to a specific product type have been allocated proportionately to the specified product types. Unit values are based on Company net reserves. Net present value of reserves categories are an approximation based on major products.
(3)	Including solution gas and other by-products.
(4)	Including by-products but excluding solution gas.

Vermilion Energy Inc. ■ Page 21 ■ 2021 Annual Information Form

Forecast prices used in estimates (1)(2)

	Light Crude Oil & Medium				Conventional Natural Gas
	Crude Oil			Crude Oil	Canada	Europe	Natural Gas Liquids				Inflation Rate	Exchange Rate
	WTI	Edmonton	Cromer	Brent Blend		UK National
	Cushing	Par Price	Light	FOB	AECO	Balancing	Edmonton	Edmonton	Edmonton
	Oklahoma	40˚ API	35˚ API	North Sea	Gas Price	Point	Ethane	Propane	Butane	Edmonton C5+
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/bbl)	($Cdn/mmbtu)	($US/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	Percent Per Year	USD/CAD	CAD/EUR
2021	67.92	80.27	80.12	70.79	3.51	15.64	14.45	45.69	35.36	85.50	3.40%	0.80	1.48
Forecast
2022	72.83	86.82	87.24	75.33	3.56	20.58	11.48	43.39	57.49	91.85	—%	0.80	1.43
2023	68.78	80.73	81.09	71.46	3.20	12.05	10.33	35.92	50.17	85.53	2.30%	0.80	1.46
2024	66.76	78.01	78.35	69.62	3.05	8.37	9.81	34.62	48.53	82.98	2.00%	0.80	1.49
2025	68.09	79.57	79.91	71.01	3.10	8.53	10.01	35.31	49.50	84.63	2.00%	0.80	1.49
2026	69.45	81.16	81.51	72.44	3.17	8.70	10.22	36.02	50.49	86.33	2.00%	0.80	1.49
2027	70.84	82.78	83.14	73.88	3.23	8.88	10.42	36.74	51.50	88.05	2.00%	0.80	1.49
2028	72.26	84.44	84.81	75.36	3.30	9.06	10.64	37.47	52.53	89.82	2.00%	0.80	1.49
2029	73.70	86.13	86.50	76.87	3.36	9.23	10.86	38.22	53.58	91.61	2.00%	0.80	1.49
2030	75.18	87.85	88.23	78.40	3.43	9.42	11.08	38.99	54.65	93.44	2.00%	0.80	1.49
2031	76.68	89.60	90.00	79.97	3.50	9.61	11.31	39.77	55.74	95.32	2.00%	0.80	1.49
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.80	1.49

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. The pricing assumptions above are the January 2022, 3 Consultants' Average pricing which were provided by GLJ, an independent qualified reserves evaluator appointed pursuant to NI 51-101. The consultants are GLJ, Sproule and McDaniel and Associates, all independent qualified reverse evaluators.
(2)	For light crude oil and medium crude oil, the pricing assumptions used are WTI, Edmonton Par Price, Cromer Medium, and Brent Blend. For conventional natural gas in Canada, the pricing assumptions used are AECO and for conventional natural gas in Europe, the pricing assumptions used are National Balancing Point.

For 2021, average realized prices before hedging were:

	Crude	NGLs	Natural gas
Country	oil ($/bbl)	($/bbl)	($/mcf)
Australia	103.01	—	—
Canada	78.61	51.44	3.77
CEE	—	—	10.77
France	88.15	—	—
Germany	85.02	—	17.21
Ireland	—	—	20.08
Netherlands	—	72.10	18.50
United States	84.42	42.52	5.81

Vermilion Energy Inc. ■ Page 22 ■ 2021 Annual Information Form

Reconciliations of changes in reserves

The following tables set forth a reconciliation of the changes by product type (light crude oil and medium crude oil, heavy crude oil, tight oil, conventional natural gas, coal bed methane, shale gas and NGLs) in Vermilion's gross reserves as at December 31, 2021 compared to such reserves as at December 31, 2020 based on the forecast price and cost assumptions set forth in note 3.

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs (3)

Australia	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	8,541	5,109	13,650	8,541	5,109	13,650	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	706	(197)	509	706	(197)	509	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1,391)	—	(1,391)	(1,391)	—	(1,391)	—	—	—	—	—	—
At December 31, 2021	7,855	4,912	12,768	7,855	4,912	12,768	—	—	—	—	—	—

Australia	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—

Australia	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2020	—	—	—	8,541	5,109	13,650
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—
Technical Revisions	—	—	—	706	(197)	509
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—
Production	—	—	—	(1,391)	—	(1,391)
At December 31, 2021	—	—	—	7,855	4,912	12,768

Vermilion Energy Inc. ■ Page 23 ■ 2021 Annual Information Form

Canada	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	83,497	46,620	130,116	83,442	46,547	129,989	55	73	128	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	1,379	1,320	2,700	1,379	1,320	2,700	—	—	—	—	—	—
Technical Revisions	1,105	(1,813)	(708)	1,090	(1,811)	(721)	15	(2)	13	—	—	—
Acquisitions	195	76	271	195	76	271	—	—	—	—	—	—
Dispositions	(61)	(199)	(260)	(61)	(199)	(260)	—	—	—	—	—	—
Economic Factors	5,648	(598)	5,049	5,608	(558)	5,049	40	(40)	—	—	—	—
Production	(6,188)	—	(6,188)	(6,182)	—	(6,182)	(6)	—	(6)	—	—	—
At December 31, 2021	85,575	45,405	130,980	85,471	45,374	130,845	103	31	135	—	—	—

Canada	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2020	359,287	244,012	603,299	353,965	242,219	596,184	4,795	1,592	6,387	527	201	728
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	19,978	15,846	35,824	19,978	15,846	35,824	—	—	—	—	—	—
Technical Revisions	31,633	(28,743)	2,889	30,324	(28,891)	1,432	1,396	244	1,640	(87)	(96)	(183)
Acquisitions	188	220	407	188	220	407	—	—	—	—	—	—
Dispositions	(44)	(519)	(562)	(44)	(519)	(562)	—	—	—	—	—	—
Economic Factors	14,570	589	15,159	13,879	518	14,397	692	71	763	—	—	—
Production	(50,381)	—	(50,381)	(49,536)	—	(49,536)	(761)	—	(761)	(84)	—	(84)
At December 31, 2021	375,230	231,405	606,635	368,752	229,394	598,146	6,121	1,907	8,029	356	105	461

Canada	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2020	34,670	21,731	56,401	178,048	109,019	287,067
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	1,832	1,634	3,466	6,541	5,595	12,136
Technical Revisions	1,053	(2,176)	(1,123)	7,430	(8,779)	(1,350)
Acquisitions	4	3	7	230	116	346
Dispositions	(3)	(40)	(43)	(71)	(325)	(397)
Economic Factors	1,059	(4)	1,054	9,135	(505)	8,630
Production	(4,383)	—	(4,383)	(18,968)	—	(18,968)
At December 31, 2021	34,231	21,148	55,379	182,344	105,121	287,465

Vermilion Energy Inc. ■ Page 24 ■ 2021 Annual Information Form

CEE	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—

CEE	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2020	10,296	6,081	16,377	10,296	6,081	16,377	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	224	(421)	(197)	224	(421)	(197)	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	165	16	181	165	16	181	—	—	—	—	—	—
Production	(112)	—	(112)	(112)	—	(112)	—	—	—	—	—	—
At December 31, 2021	10,573	5,676	16,250	10,573	5,676	16,250	—	—	—	—	—	—

CEE	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2020	—	—	—	1,716	1,014	2,730
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—
Technical Revisions	—	—	—	37	(70)	(33)
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	28	3	30
Production	—	—	—	(19)	—	(19)
At December 31, 2021	—	—	—	1,762	946	2,708

Vermilion Energy Inc. ■ Page 25 ■ 2021 Annual Information Form

France	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	33,389	11,857	45,246	33,389	11,857	45,246	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	100	100	—	100	100	—	—	—	—	—	—
Technical Revisions	1,009	(322)	687	1,009	(322)	687	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	2,442	583	3,024	2,442	583	3,024	—	—	—	—	—	—
Production	(3,212)	—	(3,212)	(3,212)	—	(3,212)	—	—	—	—	—	—
At December 31, 2021	33,627	12,218	45,845	33,627	12,218	45,845	—	—	—	—	—	—

France	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—

France	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2020	—	—	—	33,389	11,857	45,246
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	100	100
Technical Revisions	—	—	—	1,009	(322)	687
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	2,442	583	3,024
Production	—	—	—	(3,212)	—	(3,212)
At December 31, 2021	—	—	—	33,627	12,218	45,845

Vermilion Energy Inc. ■ Page 26 ■ 2021 Annual Information Form

Germany	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	5,647	4,257	9,904	5,647	4,257	9,904	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	24	5	29	24	5	29	—	—	—	—	—	—
Technical Revisions	46	(157)	(111)	46	(157)	(111)	—	—	—	—	—	—
Acquisitions	882	587	1,469	882	587	1,469	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	580	123	703	580	123	703	—	—	—	—	—	—
Production	(381)	—	(381)	(381)	—	(381)	—	—	—	—	—	—
At December 31, 2021	6,798	4,815	11,613	6,798	4,815	11,613	—	—	—	—	—	—

Germany	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2020	42,285	50,997	93,282	42,285	50,997	93,282	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	(1)	—	(1)	(1)	—	(1)	—	—	—	—	—	—
Technical Revisions	(3,094)	(13,686)	(16,780)	(3,094)	(13,686)	(16,780)	—	—	—	—	—	—
Acquisitions	38,125	16,121	54,247	38,125	16,121	54,247	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	1,135	2,510	3,645	1,135	2,510	3,645	—	—	—	—	—	—
Production	(5,772)	—	(5,772)	(5,772)	—	(5,772)	—	—	—	—	—	—
At December 31, 2021	72,678	55,943	128,621	72,678	55,943	128,621	—	—	—	—	—	—

Germany	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2020	—	—	—	12,694	12,757	25,451
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	24	5	29
Technical Revisions	—	—	—	(470)	(2,438)	(2,908)
Acquisitions	—	—	—	7,236	3,274	10,510
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	769	541	1,311
Production	—	—	—	(1,343)	—	(1,343)
At December 31, 2021	—	—	—	18,911	14,139	33,050

Vermilion Energy Inc. ■ Page 27 ■ 2021 Annual Information Form

Ireland	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—

Ireland	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2020	61,620	33,398	95,018	61,620	33,398	95,018	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	(516)	(7,968)	(8,484)	(516)	(7,968)	(8,484)	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	(10,676)	—	(10,676)	(10,676)	—	(10,676)	—	—	—	—	—	—
At December 31, 2021	50,427	25,431	75,858	50,427	25,431	75,858	—	—	—	—	—	—

Ireland	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2020	—	—	—	10,270	5,566	15,836
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—
Technical Revisions	—	—	—	(86)	(1,328)	(1,414)
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—
Production	—	—	—	(1,779)	—	(1,779)
At December 31, 2021	—	—	—	8,405	4,238	12,643

Vermilion Energy Inc. ■ Page 28 ■ 2021 Annual Information Form

Netherlands	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—

Netherlands	Total Gas (4)		Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2020	56,121	47,741	103,862	56,121	47,741	103,862	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	72	(3)	69	72	(3)	69	—	—	—	—	—	—
Technical Revisions	2,862	(406)	2,456	2,862	(406)	2,456	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	4,310	1,228	5,537	4,310	1,228	5,537	—	—	—	—	—	—
Production	(15,842)	—	(15,842)	(15,842)	—	(15,842)	—	—	—	—	—	—
At December 31, 2021	47,522	48,560	96,082	47,522	48,560	96,082	—	—	—	—	—	—

Netherlands	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2020	117	110	227	9,470	8,067	17,537
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	12	(1)	11
Technical Revisions	2	(8)	(6)	479	(75)	403
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	11	4	15	729	209	938
Production	(36)	—	(36)	(2,677)	—	(2,677)
At December 31, 2021	93	107	200	8,013	8,200	16,213

Vermilion Energy Inc. ■ Page 29 ■ 2021 Annual Information Form

United States	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	15,440	17,807	33,247	15,440	17,807	33,247	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	698	330	1,028	698	330	1,028	—	—	—	—	—	—
Technical Revisions	(991)	(221)	(1,212)	(991)	(221)	(1,212)	—	—	—	—	—	—
Acquisitions	7,081	1,906	8,986	7,081	1,906	8,986	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	1,458	(526)	932	1,458	(526)	932	—	—	—	—	—	—
Production	(951)	—	(951)	(951)	—	(951)	—	—	—	—	—	—
At December 31, 2021	22,735	19,296	42,031	22,735	19,296	42,031	—	—	—	—	—	—

United States	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2020	56,677	36,036	92,713	56,677	36,036	92,713	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	1,507	817	2,324	1,507	817	2,324	—	—	—	—	—	—
Technical Revisions	(10,793)	(4,302)	(15,095)	(10,793)	(4,302)	(15,095)	—	—	—	—	—	—
Acquisitions	13,193	3,394	16,587	13,193	3,394	16,587	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	4,672	(2,575)	2,097	4,672	(2,575)	2,097	—	—	—	—	—	—
Production	(2,495)	—	(2,495)	(2,495)	—	(2,495)	—	—	—	—	—	—
At December 31, 2021	62,761	33,370	96,132	62,761	33,370	96,132	—	—	—	—	—	—

United States	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2020	6,248	4,137	10,385	31,135	27,950	59,085
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	189	103	292	1,138	569	1,708
Technical Revisions	(318)	(20)	(339)	(3,108)	(959)	(4,066)
Acquisitions	1,659	433	2,091	10,938	2,904	13,842
Dispositions	—	—	—	—	—	—
Economic Factors	580	(330)	250	2,816	(1,285)	1,531
Production	(418)	—	(418)	(1,785)	—	(1,785)
At December 31, 2021	7,939	4,323	12,262	41,134	29,180	70,315

Vermilion Energy Inc. ■ Page 30 ■ 2021 Annual Information Form

Total Company	Total Oil (4)		Light & Medium Crude Oil				Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	146,514	85,650	232,163	146,459	85,577	232,036	55	73	128	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	2,102	1,756	3,857	2,102	1,756	3,857	—	—	—	—	—	—
Technical Revisions	1,874	(2,710)	(836)	1,859	(2,708)	(849)	15	(2)	13	—	—	—
Acquisitions	8,157	2,569	10,727	8,157	2,569	10,727	—	—	—	—	—	—
Dispositions	(61)	(199)	(260)	(61)	(199)	(260)	—	—	—	—	—	—
Economic Factors	10,128	(419)	9,709	10,088	(379)	9,709	40	(40)	—	—	—	—
Production	(12,124)	—	(12,124)	(12,118)	—	(12,118)	(6)	—	(6)	—	—	—
At December 31, 2021	156,590	86,646	243,236	156,487	86,615	243,102	103	31	135	—	—	—

Total Company	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2020	586,285	418,265	1,004,551	580,963	416,472	997,436	4,795	1,592	6,387	527	201	728
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	21,556	16,660	38,216	21,556	16,660	38,216	—	—	—	—	—	—
Technical Revisions	20,315	(55,525)	(35,210)	19,006	(55,673)	(36,667)	1,396	244	1,640	(87)	(96)	(183)
Acquisitions	51,506	19,735	71,241	51,506	19,735	71,241	—	—	—	—	—	—
Dispositions	(44)	(519)	(562)	(44)	(519)	(562)	—	—	—	—	—	—
Economic Factors	24,852	1,768	26,620	24,160	1,697	25,857	692	71	763	—	—	—
Production	(85,279)	—	(85,279)	(84,434)	—	(84,434)	(761)	—	(761)	(84)	—	(84)
At December 31, 2021	619,192	400,385	1,019,577	612,715	398,373	1,011,088	6,121	1,907	8,029	356	105	461

Total Company	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2020	41,035	25,978	67,013	285,263	181,339	466,601
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	2,021	1,737	3,758	7,716	6,269	13,985
Technical Revisions	736	(2,204)	(1,467)	5,996	(14,168)	(8,172)
Acquisitions	1,663	436	2,098	18,404	6,294	24,699
Dispositions	(3)	(40)	(43)	(71)	(325)	(397)
Economic Factors	1,649	(330)	1,320	15,919	(454)	15,465
Production	(4,837)	—	(4,837)	(31,174)	—	(31,174)
At December 31, 2021	42,263	25,578	67,841	302,052	178,954	481,007

Vermilion Energy Inc. ■ Page 31 ■ 2021 Annual Information Form

North America	Total Oil (4)		Light & Medium Crude Oil				Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	98,937	64,427	163,364	98,883	64,354	163,236	55	73	128	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	2,077	1,651	3,728	2,077	1,651	3,728	—	—	—	—	—	—
Technical Revisions	114	(2,034)	(1,921)	99	(2,032)	(1,934)	15	(2)	13	—	—	—
Acquisitions	7,275	1,982	9,257	7,275	1,982	9,257	—	—	—	—	—	—
Dispositions	(61)	(199)	(260)	(61)	(199)	(260)	—	—	—	—	—	—
Economic Factors	7,106	(1,125)	5,981	7,066	(1,085)	5,981	40	(40)	—	—	—	—
Production	(7,139)	—	(7,139)	(7,133)	—	(7,133)	(6)	—	(6)	—	—	—
At December 31, 2021	108,310	64,701	173,011	108,206	64,670	172,876	103	31	135	—	—	—

	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	415,964	280,048	696,012	410,642	278,255	688,897	4,795	1,592	6,387	527	201	728
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	21,485	16,664	38,148	21,485	16,664	38,148	—	—	—	—	—	—
Technical Revisions	20,839	(33,045)	(12,206)	19,531	(33,193)	(13,662)	1,396	244	1,640	(87)	(96)	(183)
Acquisitions	13,381	3,613	16,994	13,381	3,613	16,994	—	—	—	—	—	—
Dispositions	(44)	(519)	(562)	(44)	(519)	(562)	—	—	—	—	—	—
Economic Factors	19,242	(1,986)	17,256	18,550	(2,057)	16,494	692	71	763	—	—	—
Production	(52,876)	—	(52,876)	(52,031)	—	(52,031)	(761)	—	(761)	(84)	—	(84)
At December 31, 2021	437,991	264,776	702,767	431,514	262,764	694,277	6,121	1,907	8,029	356	105	461

	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	40,918	25,868	66,786	209,182	136,969	346,152
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	2,021	1,737	3,758	7,679	6,164	13,844
Technical Revisions	735	(2,196)	(1,461)	4,322	(9,738)	(5,416)
Acquisitions	1,663	436	2,098	11,168	3,020	14,188
Dispositions	(3)	(40)	(43)	(71)	(325)	(397)
Economic Factors	1,638	(334)	1,304	11,951	(1,789)	10,162
Production	(4,801)	—	(4,801)	(20,753)	—	(20,753)
At December 31, 2021	42,170	25,471	67,641	223,478	134,301	357,780

Vermilion Energy Inc. ■ Page 32 ■ 2021 Annual Information Form

International	Total Oil (4)		Light & Medium Crude Oil				Heavy Crude Oil			Tight Oil
	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	47,577	21,223	68,800	47,577	21,223	68,800	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	24	105	129	24	105	129	—	—	—	—	—	—
Technical Revisions	1,760	(676)	1,084	1,760	(676)	1,084	—	—	—	—	—	—
Acquisitions	882	587	1,469	882	587	1,469	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	3,022	705	3,728	3,022	705	3,728	—	—	—	—	—	—
Production	(4,985)	—	(4,985)	(4,985)	—	(4,985)	—	—	—	—	—	—
At December 31, 2021	48,281	21,945	70,225	48,281	21,945	70,225	—	—	—	—	—	—

	Total Gas (4)		Conventional Natural Gas				Coal Bed Methane (5)			Shale Gas (5)
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	170,322	138,217	308,539	170,322	138,217	308,539	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	71	(3)	68	71	(3)	68	—	—	—	—	—	—
Technical Revisions	(524)	(22,480)	(23,004)	(524)	(22,480)	(23,004)	—	—	—	—	—	—
Acquisitions	38,125	16,121	54,247	38,125	16,121	54,247	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	5,610	3,754	9,363	5,610	3,754	9,363	—	—	—	—	—	—
Production	(32,403)	—	(32,403)	(32,403)	—	(32,403)	—	—	—	—	—	—
At December 31, 2021	181,201	135,609	316,810	181,201	135,609	316,810	—	—	—	—	—	—

	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2020	117	110	227	76,081	44,370	120,450
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	36	104	141
Technical Revisions	2	(8)	(6)	1,675	(4,430)	(2,756)
Acquisitions	—	—	—	7,236	3,274	10,510
Dispositions	—	—	—	—	—	—
Economic Factors	11	4	15	3,968	1,335	5,303
Production	(36)	—	(36)	(10,421)	—	(10,421)
At December 31, 2021	93	107	200	78,574	44,653	123,227

Notes:

(1)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(2)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(3)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(4)	“Total Oil” is the sum of Light Crude Oil and Medium Crude Oil, Heavy Crude Oil and Tight Oil. For reporting purposes, and “Total Gas” is the sum of Conventional Natural Gas, Coal Bed Methane and Shale Gas.

Vermilion Energy Inc. ■ Page 33 ■ 2021 Annual Information Form

Undeveloped reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered. Vermilion's current plan is to develop these reserves in the following three years. The pace of development of these reserves is influenced by many factors, including but not limited to, the outcomes of yearly drilling and reservoir evaluations, changes in commodity pricing, changes in capital allocations, changing technical conditions, regulatory changes and impact of future acquisitions and dispositions. As new information becomes available these reserves are reviewed and development plans are revised accordingly.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered. Vermilion's current plan is to develop these reserves over the next five years. In general, development of these reserves requires additional evaluation data to increase the probability of success to a level that favourably ranks the project against other projects in Vermilion's inventory. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Timing of initial undeveloped reserves assignment

Undeveloped Reserves Attributed in Current Year

	Light Crude Oil & Medium Crude Oil		Conventional Natural Gas		Heavy Crude Oil		Coal Bed Methane		Natural Gas Liquids		Total Oil Equivalent
	First		First		First		First		First		First
	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mmcf)	Attributed (1)	Booked (mbbl)	Attributed(1)	Booked (mmcf)	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mboe)
Proved
2019	7,220	55,017	28,369	145,253	—	77	—	259	3,080	15,811	15,029	95,157
2020	4,750	50,919	20,851	128,421	—	43	—	446	875	14,708	9,100	87,147
2021	6,645	60,945	21,123	134,249	—	85	—	376	2,118	14,502	12,284	97,970
Probable
2019	5,470	54,566	54,866	273,081	—	74	—	513	3,900	17,165	18,515	117,403
2020	2,835	55,447	39,583	256,151	—	68	—	121	2,413	17,866	11,845	116,092
2021	3,447	56,057	32,741	226,458	—	24	—	109	2,776	16,293	11,680	110,136

Note:

(1)	“First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Future development costs

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs). The future development cost estimates disclosed below are associated with reserves as evaluated by GLJ. The future development cost estimates will differ from the costs ultimately incurred by Vermilion due to a number of factors, including costs incurred for properties that do not have associated reserves as evaluated by GLJ and economic factors that may alter development pace and project selection.

Vermilion Energy Inc. ■ Page 34 ■ 2021 Annual Information Form

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from Vermilion’s existing credit facility or equity or debt financing. It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion’s reserves or future net revenue.

	Total Proved	Total Proved Plus Probable
($M)	Estimated Using Forecast Prices and Costs(1)	Estimated Using Forecast Prices and Costs (1)
Australia
2022	53,412	53,412
2023	—	—
2024	—	—
2025	—	—
2026	—	—
Remainder	—	—
Australia total for all years undiscounted	53,412	53,412
Canada
2022	95,135	118,564
2023	336,614	464,192
2024	277,484	391,936
2025	182,057	320,277
2026	69,472	157,415
Remainder	61,471	86,157
Canada total for all years undiscounted	1,022,234	1,538,541
CEE
2022	5,552	5,552
2023	2,652	2,652
2024	—	—
2025	—	—
2026	—	—
Remainder	—	—
CEE total for all years undiscounted	8,204	8,204
France
2022	7,609	8,139
2023	32,893	49,328
2024	18,558	37,533
2025	21,524	50,562
2026	9,984	40,550
Remainder	2,621	19,645
France total for all years undiscounted	93,188	205,757
Germany
2022	12,421	15,283
2023	12,120	18,080
2024	6,236	16,903
2025	14,505	25,991
2026	2,833	23,668
Remainder	—	—
Germany for all years undiscounted	48,115	99,925

Vermilion Energy Inc. ■ Page 35 ■ 2021 Annual Information Form

	Total Proved	Total Proved Plus Probable
($M)	Estimated Using Forecast Prices and Costs(1)	Estimated Using Forecast Prices and Costs (1)
Ireland
2022	1,145	1,145
2023	2,721	2,721
2024	1,117	1,117
2025	4,771	23,854
2026	6,083	9,213
Remainder	2,582	2,582
Ireland total for all years undiscounted	18,418	40,632
Netherlands
2022	1,552	1,795
2023	6,941	23,750
2024	406	11,398
2025	92	13,197
2026	34	15,144
Remainder	35	10,034
Netherlands total for all years undiscounted	9,060	75,318
United States
2022	59,863	59,863
2023	55,893	69,176
2024	73,303	107,710
2025	76,435	142,200
2026	37,212	127,613
Remainder	253	7,324
United States total for all years undiscounted	302,958	513,886
Total Company
2022	236,688	263,751
2023	449,834	629,899
2024	377,105	566,598
2025	299,384	576,081
2026	125,618	373,603
Remainder	66,961	125,743
Total for all years undiscounted	1,555,589	2,535,674
North America
2022	154,998	178,427
2023	392,507	533,367
2024	350,788	499,646
2025	258,492	462,477
2026	106,684	285,028
Remainder	61,723	93,482
North America total for all years undiscounted	1,325,192	2,052,427
International
2022	81,690	85,324
2023	57,327	96,531
2024	26,317	66,951
2025	40,892	113,604
2026	18,934	88,575
Remainder	5,238	32,261
International total for all years undiscounted	230,398	483,247

Note:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are detailed in “Forecast Prices used in Estimates”.

Vermilion Energy Inc. ■ Page 36 ■ 2021 Annual Information Form

Crude oil and natural gas properties and wells

The following table sets forth the number of wells (based on wellbores) in which Vermilion held a working interest as at December 31, 2021:

	Crude Oil				Natural Gas
	Producing		Non-Producing (4)		Producing		Non-Producing (4)
	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)
Canada
Alberta	505	276	180	83	627	401	433	260
Saskatchewan	2,887	1,856	2,750	1,912	17	—	38	17
Total Canada	3,392	2,132	2,930	1,995	644	401	471	277
Australia (1)	19	19	1	1	—	—	1	1
Croatia	—	—	—	—	—	—	2	2
France	303	297	131	129	—	—	3	3
Germany	66	57	119	96	20	11	10	5
Ireland (1)	—	—	—	—	6	1	—	—
Netherlands	—	—	—	—	105	47	113	66
Hungary	—	—	—	—	1	1	1	—
Total United States	195	168	60	54	—	—	—	—
Total Vermilion	3,975	2,673	3,241	2,275	776	461	601	354
North America	3,587	2,300	2,990	2,049	644	401	471	277
International	388	373	251	226	132	60	130	77

Notes:

(1)	Wells for Australia and Ireland are located offshore.
(2)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(3)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.
(4)	Non-producing wells include wells which are capable of producing, but which are currently not producing, and are re-evaluated with respect to future commodity prices, proximity to facility infrastructure, design of future exploration and development programs, and access to capital.

Costs incurred

The following table summarizes the capital expenditures made by Vermilion on oil and gas properties for the year ended December 31, 2021:

	Acquisition Costs for Proved	Acquisition Costs for Unproved	Exploration	Development	Total
($M)	Properties	Properties	Costs	Costs	Costs
Australia	—	—	—	34,785	34,785
Canada	1,699	—	—	190,242	191,941
Croatia	—	—	25,385		25,385
France	—	—	121	39,587	39,708
Germany	33,139	—	1,073	19,234	53,446
Hungary	—	—	1,741	1,543	3,284
Ireland	1,879	—	—	1,261	3,140
Netherlands	—	—	6,839	20,198	27,037
Slovakia	—	—	247		247
United States	94,248	—	—	32,540	126,788
Total	130,965	—	35,406	339,390	505,761
North America	95,947	—	—	222,782	318,729
International	35,018	—	35,406	116,608	187,032

Vermilion Energy Inc. ■ Page 37 ■ 2021 Annual Information Form

Acreage

The following table summarizes the acreage for the year ended December 31, 2021:

	Developed (1)		Undeveloped		Total
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)(4)	Net (3)(4)
Australia	20,164	20,164	39,389	39,389	59,553	59,553
Canada	782,423	636,714	356,120	301,026	1,138,543	937,740
Croatia	5,624	5,624	969,751	969,751	975,375	975,375
France	258,125	248,873	156,387	134,160	414,512	383,033
Germany	107,351	54,625	2,065,780	920,723	2,173,131	975,348
Hungary	1,220	1,220	945,446	945,446	946,666	946,666
Ireland	7,200	1,440	—	—	7,200	1,440
Netherlands	188,021	79,829	1,507,791	821,962	1,695,812	901,791
Slovakia	—	—	97,907	48,954	97,907	48,954
United States	84,476	69,177	78,782	61,538	163,258	130,715
Total	1,454,604	1,117,666	6,217,353	4,242,949	7,671,957	5,360,615
North America	866,899	705,891	434,902	362,564	1,301,801	1,068,455
International	587,705	411,775	5,782,451	3,880,385	6,370,156	4,292,160

Notes:

(1)	“Developed” means the acreage assigned to productive wells based on applicable regulations.
(2)	“Gross” means the total acreage in which Vermilion has a working interest, directly or indirectly.
(3)	“Net” means the total acreage in which Vermilion has a working interest, directly or indirectly, multiplied by the percentage working interest of Vermilion.
(4)	When determining gross and net acreage for two or more leases covering the same lands but different rights, the acreage is reported for each lease. Where there are multiple discontinuous rights in a single lease, the acreage is reported only once.

Vermilion Energy Inc. ■ Page 38 ■ 2021 Annual Information Form

Exploration and development activities

The following table sets forth the number of development and exploration wells which Vermilion completed during its 2021 financial year:

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Australia
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Australia	—	—	—	—
Canada
Oil	—	—	50.0	34.7
Gas	—	—	25.0	21.0
Service	—	—	2.0	0.2
Dry Holes	—	—	—	—
Total Canada	—	—	77.0	55.9
Croatia
Oil	—	—	—	—
Gas	—	—	—	—
Dry holes	1.0	1.0	—	—
Total Croatia	1.0	1.0	—	—
France
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total France	—	—	—	—
Germany
Oil	—	—	—	—
Gas	—	—	—	—
Service	—	—	1.0	1.0
Dry Holes	—	—	—	—
Total Germany	—	—	1.0	1.0
Hungary
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	1.0	1.0	—	—
Total Hungary	1.0	1.0	—	—
Ireland
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Ireland	—	—	—	—
Netherlands
Oil	—	—	—	—
Gas	—	—	2.0	1.5
Dry Holes	—	—	—	—
Total Netherlands	—	—	2.0	1.5
United States
Oil	—	—	5.0	4.3
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total United States	—	—	5.0	4.3

Vermilion Energy Inc. ■ Page 39 ■ 2021 Annual Information Form

Total Company
Oil	—	—	55.0	39.0
Gas	—	—	27.0	22.5
Service	—	—	3.0	1.2
Dry Holes	2.0	2.0	—	—
Total Company	2.0	2.0	85.0	62.7
North America
Oil	—	—	55.0	39.0
Gas	—	—	25.0	21.0
Service	—	—	2.0	0.2
Dry Holes	—	—	—	—
Total North America	—	—	82.0	60.2
International
Oil	—	—	—	—
Gas	—	—	2.0	1.5
Service	—	—	1.0	1.0
Dry Holes	2.0	2.0	—	—
Total International	2.0	2.0	3.0	2.5

Notes:

(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Properties with no attributed reserves

The following table sets out Vermilion's properties with no attributed reserves as at December 31, 2021:

Country	Gross Acres (1)	Net Acres (2)
Australia	39,389	39,389
Canada	43,225	37,601
Croatia	966,710	966,710
France	50,983	43,737
Germany	1,974,150	879,883
Hungary	944,829	944,829
Ireland	—	—
Netherlands	1,357,939	740,271
Slovakia	97,907	48,954
United States	15,956	12,464
Total	5,369,739	3,610,198
North America	59,181	50,065
International	5,431,907	3,663,773

Notes:

(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop, and exploit approximately 68,400 (64,222 net) acres in Canada, 467,632 (467,632 net) acres in Croatia, 117,068 (117,068 net) acres in Hungary, 87,966 (87,966 net) acres in France, and 5,093 (4,122 net) acres in the United States to expire within one year, unless the Company initiates the capital activity necessary to retain the rights. Work commitments on these lands are categorized as seismic acquisition, geophysical studies, or well commitments. No such rights are expected to expire within one year for Australia, Germany, Ireland, the Netherlands, and Slovakia. Vermilion currently has no material work commitments in Australia, Canada, Ireland, the Netherlands and the United States. Vermilion's work commitments with respect to its European lands held are estimated to be $54.3 million in the next year.

Vermilion’s properties with no attributed reserves do not have any significant abandonment and reclamation costs. All properties with no attributed reserves do not have high expected development or operating costs or contractual sales obligations to produce and sell at substantially lower prices than could be realized.

Vermilion Energy Inc. ■ Page 40 ■ 2021 Annual Information Form

Production estimates

The following table sets forth the volume of production estimated for the year ended December 31, 2022 as reflected in the estimates of gross proved reserves and gross proved plus probable reserves in the GLJ Report:

	Light Crude Oil &			Conventional	Shale	Coal Bed	Natural Gas
	Medium Crude Oil	Heavy Crude Oil	Tight Oil	Natural Gas	Natural Gas	Methane	Liquids	BOE
	(bbl/d)	(bbl/d)	(bbl/d)	(mcf/d)	(mcf/d)	(mcf/d)	(bbl/d)	(boe/d)
Australia
Proved	5,508	—	—	—	—	—	—	5,508
Probable	269	—	—	—	—	—	—	269
Proved Plus Probable	5,776	—	—	—	—	—	—	5,776
Canada
Proved	17,443	14	—	127,330	185	2,550	10,863	49,998
Probable	988	1	—	15,732	5	50	1,599	5,220
Proved Plus Probable	18,432	15	—	143,063	190	2,601	12,463	55,218
CEE
Proved	—	—	—	475	—	—	—	79
Probable	—	—	—	95	—	—	—	16
Proved Plus Probable	—	—	—	570	—	—	—	95
France
Proved	8,910	—	—	—	—	—	—	8,910
Probable	260	—	—	—	—	—	—	260
Proved Plus Probable	9,170	—	—	—	—	—	—	9,170
Germany
Proved	1,456	—	—	25,398	—	—	—	5,689
Probable	245	—	—	803	—	—	—	379
Proved Plus Probable	1,701	—	—	26,201	—	—	—	6,068
Ireland
Proved	—	—	—	27,735	—	—	—	4,622
Probable	—	—	—	211	—	—	—	35
Proved Plus Probable	—	—	—	27,946	—	—	—	4,658
Netherlands
Proved	—	—	—	33,813	—	—	72	5,707
Probable	—	—	—	3,981	—	—	10	673
Proved Plus Probable	—	—	—	37,794	—	—	81	6,380
United States
Proved	4,633	—	—	11,393	—	—	1,431	7,963
Probable	136	—	—	247	—	—	31	208
Proved Plus Probable	4,769	—	—	11,640	—	—	1,462	8,171
Corporate
Total Proved	37,951	14	—	226,144	185	2,550	12,366	88,477
Probable	1,898	1	—	21,070	5	50	1,640	7,060
Total Proved Plus Probable	39,849	15	—	247,213	190	2,601	14,006	95,537
North America
Total Proved	22,077	14	—	138,723	185	2,550	12,295	57,961
Probable	1,125	1	—	15,979	5	50	1,630	5,428
Total Proved Plus Probable	23,201	15	—	154,702	190	2,601	13,925	63,390
International
Total Proved	15,874	—	—	87,421	—	—	72	30,516
Probable	774	—	—	5,090	—	—	10	1,632
Total Proved Plus Probable	16,648	—	—	92,511	—	—	81	32,148

Vermilion Energy Inc. ■ Page 41 ■ 2021 Annual Information Form

Production history

The following table sets forth certain information in respect of production, product prices received, royalties paid, production costs, and netbacks received by Vermilion for each quarter of its most recently completed financial year:

	Three Months Ended March 31, 2021	Three Months Ended June 31, 2021	Three Months Ended September 31, 2021	Three Months Ended December 31, 2021
Australia
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	4,489	3,835	4,190	2,742
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	94.50	97.49	105.17	112.26
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	33.61	32.46	35.06	44.31
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	60.89	65.03	70.11	67.95
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Canada
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	17,767	16,868	16,809	16,388
Conventional Natural Gas (mmcf/d)	138.41	146.55	138.42	128.85
Natural Gas Liquids (bbl/d)	11,572	13,325	11,288	11,858
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	66.35	74.51	81.60	92.73
Conventional Natural Gas ($/mcf)	3.63	2.71	3.77	5.10
Natural Gas Liquids ($/bbl)	42.71	46.46	52.30	64.51
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	8.02	10.95	11.61	12.54
Conventional Natural Gas ($/mcf)	0.19	0.14	0.19	0.37
Natural Gas Liquids ($/bbl)	6.27	6.91	7.13	12.64
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	1.73	1.46	1.63	1.46
Conventional Natural Gas ($/mcf)	0.22	0.20	0.20	0.22
Natural Gas Liquids ($/bbl)	1.13	1.15	1.09	1.06
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	8.41	7.42	8.72	8.91
Conventional Natural Gas ($/mcf)	1.32	1.35	1.21	1.25
Natural Gas Liquids ($/bbl)	5.48	5.86	5.86	6.44
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	48.19	54.68	59.65	69.83
Conventional Natural Gas ($/mcf)	1.90	1.02	2.17	3.26
Natural Gas Liquids ($/bbl)	29.83	32.53	38.22	44.36

Vermilion Energy Inc. ■ Page 42 ■ 2021 Annual Information Form

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2021	June 31, 2021	September 31, 2021	December 31, 2021
France
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	9,062	9,013	8,677	8,453
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	77.19	81.80	91.60	100.18
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	10.82	11.01	12.72	12.77
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	6.60	10.95	7.34	8.25
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	17.66	15.12	15.52	17.88
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	42.11	44.72	56.02	61.28
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Germany
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	911	1,093	1,043	1,127
Conventional Natural Gas (mmcf/d)	13.40	15.60	16.19	18.00
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	71.70	78.00	82.31	99.74
Conventional Natural Gas ($/mcf)	7.18	8.83	16.55	32.29
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	0.48	1.24	1.53	2.29
Conventional Natural Gas ($/mcf)	0.77	0.17	0.31	0.38
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	7.84	10.82	12.49	11.19
Conventional Natural Gas ($/mcf)	0.44	0.34	0.30	0.43
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	23.43	23.71	25.26	28.16
Conventional Natural Gas ($/mcf)	4.02	3.14	2.80	2.35
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	39.95	42.23	43.03	58.10
Conventional Natural Gas ($/mcf)	1.95	5.18	13.14	29.13
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 43 ■ 2021 Annual Information Form

	Three Months Ended March 31, 2021	Three Months Ended June 31, 2021	Three Months Ended September 31, 2021	Three Months Ended December 31, 2021
Hungary
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	0.63	0.28	0.22	0.12
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	6.71	7.51	13.60	33.63
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	1.08	1.95	5.82	19.37
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	5.63	5.56	7.78	14.26
Natural Gas Liquids ($/bbl)	—	—	—	—
Ireland
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	34.14	30.19	22.67	30.12
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	8.81	10.98	22.93	39.46
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	0.36	0.39	0.52	0.34
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	1.19	1.51	1.42	1.48
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	7.26	9.08	20.99	37.64
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 44 ■ 2021 Annual Information Form

	Three Months Ended March 31, 2021	Three Months Ended June 31, 2021	Three Months Ended September 31, 2021	Three Months Ended December 31, 2021
Netherlands
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	41.45	37.59	42.48	51.98
Natural Gas Liquids (bbl/d)	98	96	110	97
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	7.57	9.34	17.51	34.39
Natural Gas Liquids ($/bbl)	37.37	67.76	79.70	101.75
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	0.03	0.04	0.06	0.09
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	1.99	2.31	2.18	2.39
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	5.55	6.99	15.27	31.91
Natural Gas Liquids ($/bbl)	37.37	67.76	79.70	101.75
United States
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	2,322	1,888	3,520	2,647
Conventional Natural Gas (mmcf/d)	5.95	5.51	6.75	9.09
Natural Gas Liquids (bbl/d)	1,058	930	1,208	1,414
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	69.74	79.00	87.78	96.28
Conventional Natural Gas ($/mcf)	12.09	2.87	4.36	4.62
Natural Gas Liquids ($/bbl)	34.43	32.48	42.65	54.91
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	17.97	20.78	4.91	4.72
Conventional Natural Gas ($/mcf)	3.24	1.02	1.23	1.28
Natural Gas Liquids ($/bbl)	0.79	0.56	1.23	1.71
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	0.56	0.56	0.96	0.55
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	0.26	0.28	0.33	0.29
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	7.25	6.71	6.69	6.52
Conventional Natural Gas ($/mcf)	1.69	1.64	1.37	1.19
Natural Gas Liquids ($/bbl)	3.30	3.31	2.30	3.48
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	43.96	50.95	75.22	84.49
Conventional Natural Gas ($/mcf)	7.16	0.21	1.76	2.15
Natural Gas Liquids ($/bbl)	30.08	28.34	38.79	49.43

Vermilion Energy Inc. ■ Page 45 ■ 2021 Annual Information Form

	Three Months Ended March 31, 2021	Three Months Ended June 31, 2021	Three Months Ended September 31, 2021	Three Months Ended December 31, 2021
Total Company
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	34,556	32,698	34,245	31,356
Conventional Natural Gas (mmcf/d)	233.98	235.72	226.73	238.16
Natural Gas Liquids (bbl/d)	12,722	14,351	12,600	13,369
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	65.61	79.00	91.04	102.45
Conventional Natural Gas ($/mcf)	5.51	5.24	9.20	17.89
Natural Gas Liquids ($/bbl)	41.97	45.71	51.60	63.76
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	14.90	19.33	23.78	24.19
Conventional Natural Gas ($/mcf)	0.25	0.13	0.19	0.30
Natural Gas Liquids ($/bbl)	7.06	7.47	8.37	14.36
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	2.33	2.86	2.52	2.44
Conventional Natural Gas ($/mcf)	0.21	0.20	0.19	0.19
Natural Gas Liquids ($/bbl)	0.86	1.26	0.93	1.04
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	11.57	10.49	11.97	12.71
Conventional Natural Gas ($/mcf)	1.58	1.65	1.53	1.62
Natural Gas Liquids ($/bbl)	4.26	4.61	4.40	5.42
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	36.80	46.31	52.77	63.11
Conventional Natural Gas ($/mcf)	3.47	3.26	7.29	15.78
Natural Gas Liquids ($/bbl)	29.80	32.38	37.90	42.95
North America
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	20,089	18,756	20,329	19,035
Conventional Natural Gas (mmcf/d)	144.36	152.06	145.18	137.93
Natural Gas Liquids (bbl/d)	12,630	14,255	12,496	13,272
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	66.74	74.97	82.67	93.23
Conventional Natural Gas ($/mcf)	3.98	2.72	3.80	5.06
Natural Gas Liquids ($/bbl)	41.55	45.55	51.93	64.18
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	9.17	11.94	13.65	14.86
Conventional Natural Gas ($/mcf)	0.32	0.17	0.24	0.43
Natural Gas Liquids ($/bbl)	6.39	6.98	7.64	12.97
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	2.97	2.94	2.89	2.72
Conventional Natural Gas ($/mcf)	0.21	0.20	0.19	0.20
Natural Gas Liquids ($/bbl)	2.12	1.82	1.91	1.74
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	8.28	7.35	8.37	8.57
Conventional Natural Gas ($/mcf)	1.34	1.36	1.22	1.25
Natural Gas Liquids ($/bbl)	5.30	5.69	5.51	6.13
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	46.33	52.73	57.75	67.07
Conventional Natural Gas ($/mcf)	2.12	0.99	2.15	3.19
Natural Gas Liquids ($/bbl)	27.75	31.05	36.87	43.35

Vermilion Energy Inc. ■ Page 46 ■ 2021 Annual Information Form

	Three Months Ended March 31, 2020	Three Months Ended June 31, 2020	Three Months Ended September 31, 2020	Three Months Ended December 31, 2020
International
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	14,468	13,942	13,916	12,322
Conventional Natural Gas (mmcf/d)	89.62	83.66	81.55	100.22
Natural Gas Liquids (bbl/d)	92	95	104	97
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	64.03	84.42	103.26	116.70
Conventional Natural Gas ($/mcf)	7.98	9.83	18.82	35.54
Natural Gas Liquids ($/bbl)	35.49	70.57	80.17	102.82
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	5.57	7.32	8.78	9.22
Conventional Natural Gas ($/mcf)	0.14	0.05	0.10	0.13
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	4.37	8.65	6.59	7.67
Conventional Natural Gas ($/mcf)	0.20	0.20	0.20	0.18
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	22.96	20.56	22.13	24.70
Conventional Natural Gas ($/mcf)	1.98	2.17	2.10	2.13
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	31.12	47.89	65.76	75.11
Conventional Natural Gas ($/mcf)	5.65	7.40	16.41	33.10
Natural Gas Liquids ($/bbl)	35.49	70.57	80.17	102.82

Marketing

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates, and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may also enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.

Vermilion’s outstanding risk management positions as at December 31, 2021 are summarized in Supplemental Table 2: Hedges, included in the Company’s 2021 Management’s Discussion and Analysis, dated March 4, 2022, available on SEDAR at www.sedar.com, under Vermilion’s SEDAR profile.

Vermilion Energy Inc. ■ Page 47 ■ 2021 Annual Information Form

Directors and Officers

As at January 31, 2022, the directors and officers of Vermilion beneficially owned, or controlled or directed, directly or indirectly, 4,159,967 common shares representing approximately 2.6% of the issued and outstanding common shares.

Set forth below is certain information respecting the current directors and officers of Vermilion. References to Vermilion in the following tables for dates prior to the Conversion Arrangement refer to VRL and to the Company following the date of the Conversion Arrangement.

Board of Directors

Vermilion’s Board of Directors currently consists of ten directors. The directors are nominated by the Company and elected annually by Shareholders and hold office until the next annual meeting of Shareholders, or until their successors are elected or appointed.

			Year First
Name and			Elected or
Municipality of			Appointed
Residence	Committee(s)	Office Held	as Director	Principal Occupation During the Past Five Years
Lorenzo Donadeo Calgary, Alberta Canada	(1)	Executive Chairman	1994	Since May 2021, Executive Chairman of Vermilion March 2016 – May 2021, Chairman of the Board of Vermilion Since January 2015, Managing Director of a group of private wealth management companies
Larry J. Macdonald Okotoks, Alberta Canada	(2) (4) (8) (10)	Lead Director	2002

Since March 2016, Lead Director of Vermilion

Since June 2018, Chairman of the Board of United Way Canada Gives Across Borders, a non-profit organization

2003 to 2019, Chairman & Chief Executive Officer and Director of Point Energy Ltd., a private oil and gas company

James J. Kleckner Jr. Edwards, Colorado USA	(8) (10)	Director	2021

Since 2020, Director of Parsley Energy, a public oil and gas company

2018 to 2020, Chief Executive Officer of Jagged Peak Energy Inc., a public oil and gas company

2018 to 2020, Director of Jagged Peak Energy Inc., a public oil and gas company

Carin S. Knickel Golden, Colorado USA	(5) (8) (12)	Director	2018	Since 2015, Director of Hudbay Minerals, Inc., a public mining company Since 2014, Director of National MS Society (Colorado/Wyoming Chapter), a non-profit organization
Stephen Larke Calgary, Alberta Canada	(4) (6) (11)	Director	2017

Since 2020, Director of Headwater Exploration Inc., a public oil and gas company

Since 2019, Director of Topaz Energy Corp., a public energy company

2016 to 2018, Operating Partner and Advisory Board Member, Azimuth Capital Management, a private equity fund

Timothy R. Marchant Calgary, Alberta Canada	(7) (10) (12)	Director	2010

Since 2015, Non-Executive Director, Valeura Energy Inc., a public oil and gas company

Since 2020, Non-Executive Director of TransGlobe Energy Corporation, a public oil and gas company

2013 to 2020, Non-Executive Director of Cub Energy Inc., a public oil and gas company

Since 2009, Adjunct Professor of Strategy and Energy Geopolitics, Haskayne School of Business

Robert Michaleski Calgary, Alberta Canada	(3) (6)	Director	2016

2000 to 2020, Director of Pembina Pipeline Corporation

2013 to 2018, Director of United Way of Calgary and Area, a non-profit organization

Since 2012, Director of Essential Energy Services Ltd., a public oilfield services company

Since 2003, Director of Coril Holdings Ltd., a private investment company

William Roby Katy, Texas USA	(8) (9) (12)	Director	2017	Since 2015, Chief Executive Officer, Shepherd Energy, LLC., a private energy efficiency services company

Vermilion Energy Inc. ■ Page 48 ■ 2021 Annual Information Form

			Year First
Name and			Elected or
Municipality of			Appointed
Residence	Committee(s)	Office Held	as Director	Principal Occupation During the Past Five Years
				Since 2020, Director of California Resources Corp, a public oil and gas company
Manjit Sharma Toronto, Ontario Canada	(4) (8)	Director	2021

Since 2020, Director of Export Development Canada

2020 to 2021, Chief Financial Officer of WSP Canada, a civil engineering company

2016 to 2019, Chief Financial Officer of GE Canada, an industrial engineering company

Judy Steele Halifax, Nova Scotia Canada	(6) (12)	Director	2021	Since 2012, President and Chief Operating Officer of Emera Energy, an energy marketing and trading company Since 2017, Director of Canadian Blood Services, a non-profit organization

Committees:

(1)	Executive Chairman
(2)	Lead Director
(3)	Audit Committee Chair (Independent)
(4)	Audit Committee Member
(5)	Governance and Human Resources Committee Chair (Independent)
(6)	Governance and Human Resources Committee Member
(7)	Health, Safety and Environment Committee Chair (Independent)
(8)	Health, Safety and Environment Committee Member
(9)	Independent Reserves Committee Chair (Independent)
(10)	Independent Reserves Committee Member
(11)	Sustainability Committee Chair (Independent)
(12)	Sustainability Committee Member

Vermilion Energy Inc. ■ Page 49 ■ 2021 Annual Information Form

Officers

Name and	Office Held	Principal Occupation During the Past Five Years
Municipality of
Residence
Dion Hatcher Calgary, Alberta Canada	President	Since January 2022, President of Vermilion November 2020 to December 2021 Vice President North America of Vermilion March 2016 to November 2020, Vice President Canada Business Unit of Vermilion
Lars Glemser Calgary, Alberta Canada	Vice President & Chief Financial Officer	Since April 2018, Vice President and Chief Financial Officer of Vermilion January 2018 to April 2018, Director, Finance of Vermilion June 2015 to January 2018, Finance Professional of Vermilion
Terry Hergott Calgary, Alberta Canada	Vice President Marketing	Since April 2012, Vice President, Marketing of Vermilion
Yvonne Jeffery Calgary, Alberta Canada	Vice President Sustainability

May 2021, Vice President, Sustainability of Vermilion

August 2020 to May 2021, Director, Sustainability of Vermilion

April 2018 to August 2020, Manager Communications, Community Investment and Sustainability of Vermilion

November 2015 to March 2018, Team Lead, Communications, Community Investment and Sustainability of Vermilion

Darcy Kerwin Calgary, Alberta Canada	Vice President International & HSE

Since November 2020, Vice President, International & HSE of Vermilion

September 2020 to November 2020, Vice President, Strategic Planning of Vermilion

February 2018 to September 2020, Managing Director, Ireland Business Unit of Vermilion

March 2014 to February 2018, Managing Director, France Business Unit of Vermilion

Bryce Kremnica Calgary, Alberta Canada	Vice President North America	Since November 2021, Vice President, North America of Vermilion May 2014 to November 2021, Director, Field Operations Canada Business Unit of Vermilion
Geoff MacDonald Calgary, Alberta Canada	Vice President Geosciences

Since November 2021, Vice President, Geosciences of Vermilion

March 2019 to November 2021, Chief Geoscientist of Vermilion

August 2015 to March 2019, Vice President, Exploration of Velvet Energy, a private oil and gas company

Kyle Preston Calgary, Alberta Canada	Vice President Investor Relations	Since July 2019, Vice President, Investor Relations of Vermilion May 2016 to July 2019, Director, Investor Relations of Vermilion
Averyl Schraven Calgary, Alberta Canada	Vice President People and Culture

Since November 2021, Vice President, People & Culture of Vermilion

December 2020 to November 2021, Director, People and Culture of Vermilion

February 2014 to December 2020, Manager, Global Human Resources Services of Vermilion

Jenson Tan Calgary, Alberta Canada	Vice President Business Development	Since October 2017, Vice President, Business Development of Vermilion July 2016 to October 2017, Director, Business Development of Vermilion
Gerard Schut Den Haag The Netherlands	Vice President European Operations	Since July 2012, Vice President, European Operations of Vermilion
Robert J. Engbloom, Q.C. Calgary, Alberta Canada	Corporate Secretary	Since January 2015, senior partner with Norton Rose Fulbright Canada LLP, a law firm

Vermilion Energy Inc. ■ Page 50 ■ 2021 Annual Information Form

Description of Capital Structure

Credit ratings

Credit ratings affect the Company's ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company's credit ratings. A reduction in the credit rating of the Company or the Company's debt or a negative change in the Company's ratings outlook could adversely affect the Company's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company's ability to enter into ordinary course hedging arrangements or contracts with customers and suppliers.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Senior Unsecured Notes and the Company are not recommendations to purchase, hold or sell such securities and are not a comment upon the market price of the Company's securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Senior Unsecured Notes or the common shares in any secondary markets. Vermilion does not undertake any obligation to maintain the ratings or to advise holders of the Senior Unsecured Notes or the common shares of any change in ratings. Each agency's rating should be evaluated independently of any other agency's rating.

As at March 4, 2022, Vermilion had the following credit ratings from S&P Global Ratings ("S&P"), Moody's Investors Service (“Moody’s”), and Fitch Ratings (“Fitch”):

Rating Agency	Company Rating	Outlook	Senior Unsecured Notes
S&P (1)	B (1)	Stable	B+ (4)
Moody's (2)	B1 (2)	Stable	B3 (5)
Fitch (3)	BB- (3)	Negative	BB- (6)

Notes:

(1)

S&P rates long-term corporate credit ratings by rating categories ranging from a high of "AAA" to a low of "D". Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An obligor rated “B” is within the sixth highest of the ten categories, and is characterized by S&P as more vulnerable in the near term than obligors rated "BB", but has the capacity to meet its financial commitments on the obligation. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments.

(2)

Moody's corporate family ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, with 3 indicating a ranking in the lower end of the generic rating category. A rating of B1 by Moody’s is within the sixth highest of nine categories. An obliger rated B1 is considered non-investment grade speculative and is subject to high credit risk.

(3)

Fitch’s corporate credit rating categories range from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. Rating outlooks may be provided to direct where a rating may potentially move within the next year or two, and fall under four outlooks: “positive”, “stable”, “negative”, or “evolving”. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

(4)

S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated "B+" is characterized as less vulnerable to nonpayment than other speculative issues. However, an obligation rated "B+" faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The "B" category is the sixth highest of the ten available categories.

(5)

Moody’s long-term obligations ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, with 3 indicating a ranking in the lower end of the generic rating category. A rating of B3 by Moody’s is within the sixth highest of nine categories. Obligations rated B3 are considered non-investment grade speculative and are subject to high credit risk.

(6)

Fitch’s long-term debt instrument ratings are categorized from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

Vermilion Energy Inc. ■ Page 51 ■ 2021 Annual Information Form

Common shares

The Company is authorized to issue an unlimited number of common shares. Each common share entitles the holder to receive notice of and to attend all meetings of Shareholders and to one vote at any such meeting. The holders of common shares are, at the discretion of the board and subject to applicable legal restrictions, entitled to receive any dividends declared by the board on the common shares. The holders of common shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among the Shareholders for the purpose of winding-up the Company’s affairs.

Awards pursuant to which a holder may receive Common Shares have been issued under certain Vermilion compensation arrangements. See Vermilion's annual financial statements as at and for the year ended December 31, 2021 (a copy of which is available on SEDAR at www.sedar.com under Vermilion’s SEDAR profile) for further details regarding the amount and value of such awards.

Dividend history

The Company paid a monthly dividend from January 2003 through March 2020. The dividend was suspended in April 2020 in response to the deterioration in near-term commodity prices and worsening outlook for global oil demand as a result of the COVID-19 pandemic and OPEC+ oil price war. Vermilion has a long history of paying dividends and we remain strong proponents of returning capital to Shareholders. Nonetheless, financial strength and flexibility remains our overriding goal, and the suspension of our dividend enhanced our work toward that objective. As a result of this focus on financial strength we reinstated the dividend in the first quarter of 2022.

Solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends must be satisfied prior to the declaration of a dividend. In addition, decisions with respect to the declaration of dividends on the common shares are made by the Board of Directors on the basis of the Company's net earnings, financial requirements, and other conditions.

The following table sets forth the history of Vermilion's monthly dividend per share:

Date	Monthly dividend per unit or share
January 2003 to December 2007	$0.170
January 2008 to December 2012	$0.190
January 2013 to December 2013	$0.200
January 2014 to March 2018	$0.215
April 2018 to February 2020	$0.230
March 2020	$0.115

The following table outlines dividends declared per share for each of the three most recently completed financial years:

Date	Dividends per common share
January 2019 to December 2019	$2.76
January 2020 to March 2020	$0.58

In the first quarter of 2022 we reinstated a fixed quarterly dividend due to stronger commodity prices and a balance sheet that reflects our ability to pay a dividend over a long-term period. The dividend of $0.06 per share for Q1 2022 was declared on March 7, 2022.

Vermilion Energy Inc. ■ Page 52 ■ 2021 Annual Information Form

Market for Securities

The outstanding common shares of the Company are listed and posted for trading on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol VET. The following table sets forth the closing price range and trading volume of the common shares on the TSX for the periods indicated:

2021	High	Low	Close	Volume
January	$7.57	$5.52	$5.60	52,011,832
February	$8.54	$5.58	$7.97	45,462,849
March	$11.10	$7.84	$9.13	60,159,914
April	$9.75	$7.96	$9.12	32,937,537
May	$9.98	$8.68	$9.36	30,679,461
June	$11.51	$9.58	$10.86	33,785,646
July	$11.19	$8.17	$8.97	27,201,082
August	$9.35	$7.06	$8.42	33,327,441
September	$12.82	$8.25	$12.52	44,742,476
October	$14.55	$12.57	$13.42	47,379,735
November	$15.00	$11.15	$12.76	40,318,587
December	$16.72	$12.04	$15.90	39,783,100

Audit Committee Matters

Audit committee charter

Vermilion has established an audit committee (the "Audit Committee") to assist the board of directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls, and the external audit process of the Company. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Vermilion Energy Inc. ■ Page 53 ■ 2021 Annual Information Form

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
Robert Michaleski (Chair)	Yes	Yes

Mr. Michaleski holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and is a Chartered Accountant. He has over 30 years of experience in various senior management and executive capacities at Pembina Pipeline Corporation. He was Chief Executive Officer from 2000 to 2013 and also President from 2000 to 2012. He was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He was a Director of Pembina from 2000 to 2020, a Director of Essential Energy Services Ltd. since 2012, and a Director of Coril Holdings Ltd. since 2003. He is a member of the Institute of Corporate Directors.

Stephen Larke	Yes	Yes

Mr. Larke holds a Bachelor of Commerce (Distinction) degree from the University of Calgary and is a Chartered Financial Analyst. He brings over 20 years of experience in energy capital markets, including research, sales, trading, and equity finance. From 2017 to 2018, he was Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta. From 2005 to 2015, Mr. Larke was Managing Director and Executive Committee member with Peters & Co., an independent energy investment firm based in Calgary. From 1997 to 2005, he was Vice-President and Director with TD Newcrest, serving in the role of energy equity analyst.

Larry J. Macdonald	Yes	Yes

Mr. Macdonald holds a Bachelor of Science degree from the University of Alberta. He has more than 49 years of experience in the oil and gas industry, with an extensive background in leadership, strategy and growth, finance, exploration, corporate relations, and marketing. Mr. Macdonald completed the Executive Management Program at the Wharton Business School at the University of Pennsylvania in 1993 and attended a Financial Literacy Course at the Rotman Business School at the University of Toronto in coordination with the Institute of Corporate Directors. Currently, he is the Chairman and Chief Executive Officer (since 2003) of Point Energy Ltd., a private oil and gas exploration company.  From 2012 to 2016, he was Chairman of Northpoint Resources. From 2003 to 2006, he was a Managing Director of Northpoint Energy Ltd., and from 2006 to 2013 a director of Sure Energy Inc. Previously, he was the Chairman and Chief Executive Officer of Pointwest Energy Inc. and President and Chief Operating Officer of Anderson Exploration Ltd. He began his career with PanCanadian Petroleum Limited in 1969 (until 1977) and later worked for several exploration firms.

Manjit Sharma	Yes	Yes

Ms. Sharma has over 30 years of experience operating in complex global organizations across many industry sectors including power, energy, transportation, oil & gas, financial services, mining, and consulting. While Ms. Sharma most recently served as Chief Financial Officer of WSP Canada, the bulk of her career has been with GE Canada. While at GE, Ms. Sharma held a variety of progressively senior management roles, lastly as its Chief Financial Officer, her responsibilities spanned strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, diversity and inclusion. Ms. Sharma serves as a member of the Board of Directors for Export Development Canada, and is a member of the GE Canada Pension Trust Investment Committee. She previously served as a Director of the BGO Prime Canadian Property Fund, the Board of GE Canada Company, the Ontario Chamber of Commerce and the YMCA of the Greater Toronto Area. Ms. Sharma was also recognized as one of Canada’s Top 100 Most Powerful Women in 2019. Ms. Sharma holds a Bachelors of Commerce degree from the University of Toronto, is a FCPA FCA and has completed the Institute of Corporate Directors Education Program.

External audit service fees

Prior to the commencement of any work, fees for all audit and non-audit services provided by the Company’s auditors must be approved by the Audit Committee.

During the years ended December 31, 2021 and 2020, Deloitte LLP (PCAOB ID No. 1208), the auditors of the Company, received the following fees from the Company:

Item	2021	2020
Audit fees (1)	$1,530,485	$1,575,000
Tax fees (2)	$80,533	$177,434

Notes:

(1)	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company's financial statements for the years ended December 31, 2021 and 2020.
(2)	Tax fees consist of fees for tax compliance services in various jurisdictions.

Vermilion Energy Inc. ■ Page 54 ■ 2021 Annual Information Form

Conflicts of Interest

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Vermilion is not aware of any existing or potential material conflicts of interest between Vermilion and a director or officer of Vermilion.

Interest of Management and Others in Material Transactions

No director or officer of the Company, nor any other insider of the Company, nor their associates or affiliates has or has had, at any time within the three most recently completed financial years ending December 31, 2021, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

Legal Proceedings

The Company is not party to any significant legal proceedings as of March 4, 2022.

Material Contracts

The Company has not entered into any material contracts outside its normal course of business.

Interests of Experts

As at the date hereof, principals of GLJ, the independent engineers for the Company, personally disclosed in certificates of qualification that they neither had nor expect to receive any common shares. The principals of GLJ and their employees (as a group) beneficially own less than one percent of any of the Company’s securities.

Deloitte LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common shares is Odyssey Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario and Vancouver, British Columbia.

Risk Factors

The following is a summary of certain risk factors relating to the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. Additional risks and uncertainties not currently known to Vermilion that it currently views as immaterial may also materially and adversely affect its business, financial condition and/or results of operations. Shareholders and potential Shareholders should carefully consider the information contained herein and, in particular, the following risk factors.

Market risks

Volatility of oil and gas prices

The Company's reserves, financial performance, financial position, and cash flows are dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated materially during recent years and are determined by supply and demand factors. Supply factors can include availability (or lack thereof) of transportation capacity and production curtailments by independent producers or by OPEC members.

Vermilion Energy Inc. ■ Page 55 ■ 2021 Annual Information Form

Demand factors can be impacted by general economic conditions, supply chain requirements, environmental and other factors. Environmental and other factors include changes in weather, weather patterns, fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technology advances in fuel economy and energy generation devices. Shifts in supply and demand for certain commodities, products, and services may occur as climate-related risks are increasingly taken into account.

Volatility of foreign exchange rates

The Company's reserves, financial performance, financial position, and cash flows are affected by prevailing foreign exchange rates. An increase in the exchange rate for the Canadian dollar versus the U.S. dollar and Euro would reduce the Canadian equivalent cash receipts for Vermilion's production. Conversely, a decrease in the exchange rate for the Canadian dollar versus the U.S. dollar and Euro would increase the Canadian equivalent cash outflows for Vermilion's operating and capital expenditures.

Volatility of market price of Common Shares

The market price of Vermilion's Common Shares may be volatile and this volatility may affect the ability of Shareholders to sell Common Shares at an advantageous price. Market price fluctuations in the common shares may be due to: the Company’s operating results or financial performance failing to meet the expectations of securities analysts or investors in any quarter; downward revision in securities analysts’ estimates; governmental regulatory action; adverse change in general market conditions or economic trends; acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this AIF. In addition, the market price for securities in stock markets including Common Shares may experience significant price and trading fluctuations. These fluctuations may result in volatility in the market prices of securities that may be unrelated or disproportionate to changes in the Company's operating and financial performance.

Hedging arrangements

Vermilion may enter into agreements to fix commodity prices, interest rates, and foreign exchange rates to offset the risks affecting the business. To the extent that Vermilion engages in price risk management activities to protect the Company from unfavourable fluctuations in prices and rates, the Company may also be prevented from realizing the full benefits of favourable fluctuations in prices and rates.

To the extent that risk management activities and hedging strategies are employed to address these risks, the Company would also be exposed to risks associated with such activities and strategies, including: counterparty risk, settlement risk, basis risk, liquidity risk and market risk. These risks could impact or negate any benefits of risk management activities and hedging strategies.

In addition, commodity hedging arrangements could expose the Company to the risk of financial loss if: production falls short of the hedged volumes; there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangements; or a sudden unexpected event materially impacts oil and natural gas prices.

Operational risks

Increase in operating costs or a decline in production level

The Company's financial performance, financial position, and cash flows are affected by the Company's operating costs and production levels. Operating costs may increase and production levels may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control.

Production levels may decline due to an inability for Vermilion to market oil and natural gas production. This could result from the availability, proximity and capacity of gathering systems, pipelines and processing facilities that Vermilion depends on in the jurisdictions in which it operates.

Operating costs could increase as a result of blowouts, environmental damage, unforeseen circumstances related to climate-change, and other unexpected and dangerous conditions which could result from a number of operating and natural hazards associated with Vermilion's operations. In addition to higher costs, Vermilion may have a potential liability to regulators and third parties as a result. Vermilion maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.

Vermilion Energy Inc. ■ Page 56 ■ 2021 Annual Information Form

Operator performance and payment delays

Continuing production from a property are dependent upon the ability of the operator of the property, and the operator may fail to perform these functions properly. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Weather conditions

Vermilion's operations may be impacted by changing weather conditions, which may include: changes in temperature extremes, changes in precipitation patterns (including drought and flooding), rising sea levels, and increased severity of extreme weather events such as cyclones or floods. These events can impact Vermilion's operations, causing shutdowns and increased costs. In the Netherlands, rising water levels could impact facilities below sea level and in Australia a severe cyclonic event could cause damage to the Company's Wandoo platform.

Cost of new technology

The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and natural gas companies may have greater financial, technical and personnel resources that provide them with technological advantages and may in the future allow them to implement new technologies before Vermilion does. There can be no assurance that Vermilion will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete.

Regulatory and political risks

Tax, royalty, and other government legislation

Income tax laws, royalty and other government legislation relating to the oil and gas industry in the jurisdictions in which the Company operates may change in a manner that adversely affects Vermilion.

Government regulations

Vermilion's operations are governed by many levels of governments in which jurisdiction the Company operates. Vermilion is subject to laws and regulations regarding environment, health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licenses. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed, not obtained, or revoked, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in reduced production and increased capital, operating and compliance costs.

Policy and legal risks

Policy actions that attempt to constrain actions that contribute to the adverse effects of climate change or policy actions that seek to promote adaptation to climate change continue to evolve. Policy changes could include implementing carbon-pricing mechanisms to reduce GHG emissions, shifting energy-efficient solutions, and promoting more sustainable land-use practices. The risks and financial impact of policy changes depend on the nature and timing of the policy change.

Vermilion may be exposed to increased litigation risk relating to climate change. The oil and gas industry has seen an increase in climate-related litigation claims being brought before the courts by property owners, municipalities, and public interest organizations. Some of these claims include the failure of organizations to mitigate the impacts of climate change, failure to adapt to climate change, and the insufficiency of disclosure around material financial risks. As the value of loss and damage arising from climate change increases, litigation risk will also grow.

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Political events and terrorist attacks

Political events throughout the world that cause disruptions in the supply of oil affect the marketability and price of oil and natural gas acquired or discovered by Vermilion. Political developments arising in the countries in which Vermilion operates have a significant impact on the price of oil and natural gas.

Vermilion’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of Vermilion’s properties, wells or facilities or any infrastructure on which the Company relies are the subject of a terrorist attack, such attack may have a material adverse effect on Vermilion’s financial performance, financial position, and cash flows.

Financing risks

Discretionary nature of dividends

The declaration and payment (including the amount thereof) of future cash dividends, if any, is subject to the discretion of the Board of Directors of the Company and may vary depending on a variety of factors and conditions, including the satisfaction of the liquidity and solvency tests under the ABCA for the declaration and payment of dividends and the amount of the Company's cash flows. The Company's cash flows may be impacted by risks affecting the Company's business including: fluctuations in commodity prices, foreign exchange and interest rates; production and sales volume levels; production costs; capital expenditure requirements; royalty and tax burdens; external financing availability, and debt service requirements.

Depending on these and other factors considered relevant to the declaration and payment of dividends by the Board of Directors and management of the Company, the Company may change its dividend policy from time to time. Any reduction of dividends may adversely affect the market price or value of Common Shares.

Additional financing

Vermilion’s credit facility and any replacement credit facility may not provide sufficient liquidity. The amounts available under Vermilion's credit facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all.

To the extent that external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired. To the extent the Company is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available that may be declared payable as dividends will be reduced.

Debt service

Vermilion may finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its debt obligations.

Lenders may be provided with security over substantially all of the assets of Vermilion and its Subsidiaries. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of Vermilion and/or its Subsidiaries.

Variations in interest rates and foreign exchange rates

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt. A decrease in the exchange rate of the Canadian dollar versus the Euro would result in higher interest and ultimate principle payment on the Company's Senior Unsecured Notes, which are denominated in US dollar but have been swapped to a Euro equivalent obligation.

Environmental risks

Environmental legislation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial, state and federal legislation. A breach of such legislation may result in the imposition of fines, the issuance of clean up orders in respect of Vermilion or its assets, or the loss or suspension of

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regulatory approvals. Such legislation may include carbon taxes, enhanced emissions reporting obligations, mandates on the equipment specifications, and emissions regulations. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. In addition, such legislation may inhibit Vermilion's ability to operate the Company's assets and may make it more difficult for Vermilion to compete in the acquisition of new property rights. Presently, the Company does not believe the financial impact of these regulations on capital expenditures and earnings will be material. However, the Company actively monitors and assesses its exposure to this legislation.

Vermilion expects to incur abandonment and reclamation costs in the ordinary course of business as existing oil and gas properties are abandoned and reclaimed. These costs may materially differ from the Company's estimates due to changes in environmental regulations.

Vermilion's exploration and production facilities and other operations and activities emit some amount of greenhouse gases, which may be subject to legislation regulating emissions of greenhouse gases. This may result in a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. It is possible that future regulations may require further reductions of emissions or emissions intensity.

Hydraulic fracturing regulations

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate oil and natural gas production. Hydraulic fracturing is used to produce commercial quantities of oil and natural gas from reservoirs that were previously unproductive. Hydraulic fracturing has featured prominently in recent political, media and activist commentary on the subject of water usage and environmental damage. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs, third party or governmental claims, and could increase Vermilion's costs of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations, which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves, as well as increase costs.

With activist groups expressing concern about the impact of hydraulic fracturing on the environment and water supplies, Vermilion's corporate reputation may be negatively affected by the negative public perception and public protests against hydraulic fracturing. In addition, concerns regarding hydraulic fracturing may result in changes in regulations that delay the development of oil and natural gas resources and adversely affect Vermilion's costs of compliance and reputation. Changes in government may result in new or enhanced regulatory burdens in respect of hydraulic fracturing which could affect Vermilion's business.

Climate change

In addition to other climate-related risks discussed elsewhere in this AIF, Vermilion faces transition risks and physical risks.

Transition risks are risks that relate to the transition to a lower-carbon economy. Transition risks impact the volatility of oil and gas prices (as consumer demand for oil and gas may decrease); environmental legislation and hydraulic fracturing regulations (which may delay or restrict the development of oil and gas); the ability to obtain additional financing (as sources of financing for oil and gas development may become more restricted); and the reliance on key personnel, management, and labour (as the workforce may transition to other sources of energy development). Practices and disclosures relating to environmental matters, including climate change, are attracting increasing scrutiny by stakeholders. Vermilion’s response to addressing environmental matters can impact the Company’s reputation and affect the Company's ability to hire and retain employees; to compete for reserve acquisitions, exploration leases, licenses and concessions; and to receive regulatory approvals required to execute operating programs.

Physical risks relate to the physical impact of climate change, which can be event driven (acute) or longer-term shifts (chronic) in climate patterns. Physical risks can have financial implications for the Company, such as direct damage to assets and indirect impacts from production disruptions. Physical risks may also increase Vermilion's operating costs.

Acquisition and expansion risks

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licences, concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

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International operations and future geographical/industry expansion

The operations and expertise of Vermilion's management are currently focused primarily on oil and natural gas production, exploration and development in three geographical regions, North America, Europe and Australia. In the future Vermilion may acquire or move into new industry related activities, enter into new geographical areas, or acquire different energy related assets. These actions may result in unexpected risks or alternatively, significantly increase the Company's exposure to one or more existing risk factors.

Acquisition assumptions

When making acquisitions, Vermilion estimates the future performance of the assets to be acquired. These estimates are subject to inherent risks associated with predicting the future performance of those assets. These estimates may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them.

Failure to realize anticipated benefits of prior acquisitions

Vermilion may complete one or more acquisitions for various strategic reasons including to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. In order to achieve the benefits of any future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Company. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during the process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion's ability to achieve the anticipated benefits of such prior acquisitions.

Reserve estimates

Reserves and estimated future net revenue to be derived from reserves are estimates and have been independently evaluated by GLJ. The estimation of reserves is a complex process and requires significant judgment. Actual production and ultimate reserves will vary from those estimates and these variations may be material.

Assumptions incorporated into the estimation of reserves are based on information available when the estimate was prepared. These assumptions are subject to change and many are beyond the Company's control. These assumptions include: initial production rates; production decline rates; ultimate recovery of reserves; timing and amount of capital expenditures; marketability of production; future prices of crude oil and natural gas; operating costs; well abandonment costs; royalties, taxes, and other government levies that may be imposed over the producing life of the reserves.

In addition, estimates of reserves that may be developed and produced in the future are often based on methods other than actual production history, including: volumetric calculations, probabilistic methods, and upon analogy to similar types of reserves. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves. As such, reserve estimates may require revision based on actual production experience.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Company's properties. The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

Other risks

Cyber security

Vermilion manages cyber security risk by ensuring appropriate technologies, processes and practices are effectively designed and implemented to help prevent, detect and respond to threats as they emerge and evolve. The primary risks to Vermilion include, loss of data, destruction or corruption of data, compromising of confidential customer or employee information, leaked information, disruption of business, theft or extortion of funds, regulatory infractions, loss of competitive advantage and damage to the Company's reputation. Vermilion relies upon a variety of advanced controls as protection from such attacks including:

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a)	Enterprise class firewall infrastructure, secure network architecture and anti-malware defense systems to protect against network intrusion, malware infection and data loss.
b)

Regularly conducted comprehensive third party reviews and vulnerability assessments to ensure that information technology systems are up-to-date and properly configured, to reduce security risks arising from outdated or misconfigured systems and software.

c)	Disaster recovery planning, ongoing monitoring of network traffic patterns to identify potential malicious activities or attacks.

Incident response processes are in place to isolate and control potential attacks. Data backup and recovery processes are in place to minimize risk of data loss and resulting disruption of business. Through ongoing vigilance and regular employee awareness, Vermilion has not experienced a cyber security event of a material nature. As it is difficult to quantify the significance of such events, cyber attacks such as, security breaches of company, customer, employee, and vendor information, as well as hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data, may in certain circumstances be material and could have an adverse effect on Vermilion’s business, financial condition and results of operations. As result of the unpredictability of the timing, nature and scope of disruptions from such attacks, Vermilion could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of its systems and networks or financial losses, any of which could have a material adverse effect on Vermilion’s competitive position, financial condition or results of operations.

Accounting adjustments

The presentation of financial information in accordance with IFRS requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements and such adjustments may be viewed unfavourably by the market and may result in an inability to borrow funds or a decline in price of Common Shares.

Ineffective internal controls

Effective internal controls are necessary for Vermilion to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken and will undertake a number of procedures in order to help ensure the reliability of its financial reports, including those that may be imposed on Vermilion under Canadian Securities Laws and applicable U.S. federal and state securities laws, Vermilion cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Vermilion's results of operations or cause the Company to fail to meet its reporting obligations. Additionally, implementing and monitoring effective internal controls can be costly. If Vermilion or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in Vermilion's consolidated financial statements and may result in a decline in the price of Common Shares.

Reliance on key personnel, management, and labour

Vermilion's success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Vermilion does not have any key person insurance in effect. The contributions of Vermilion's existing management team to immediate and near term operations are likely to be of central importance. In addition, the labour force in certain areas in which the Company operates is limited and the competition for qualified personnel in the oil and natural gas industry is intense. Vermilion expects that similar projects or expansions will proceed in the same area during the same time frame as the Company's projects. Vermilion's projects require experienced employees, and such competition may result in increases in compensation paid to such personnel or in a lack of qualified personnel. There can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of the business.

Potential conflicts of interest

Circumstances may arise where members of the board of directors or officers of Vermilion are directors or officers of companies which compete with Vermilion. No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

COVID-19

COVID-19 has continued to result in varied actions by governments worldwide, which has had an effect in all of our operating jurisdictions. The actions taken by these governments have typically included, but is not limited to travel bans, mandatory and self-imposed quarantines and isolations, social distancing, and the closing of non-essential businesses which may have significant negative effects on economies, including a substantial decline in crude oil and natural gas demand.

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The extent of the risks surrounding the severity and timing of the COVID-19 pandemic is continually evolving; therefore, there is significant risk and uncertainty which may have a material and adverse effect on our operations. The following risks disclosed in the Risk Factors section above may be exacerbated as a result of the COVID-19 pandemic: market risks related to the volatility of oil and gas prices, volatility of foreign exchange rates, volatility of the market price of common shares, and hedging arrangements; operational risks related to increasing operating costs or declines in production levels, operator performance and payment delays, and government regulations; financing risks related to the ability to obtain additional financing, ability to service debt, and variations in interest rates and foreign exchanges rates; and other risks related to cyber-security as parts of our workforce continue to work through remote connections, accounting adjustments, effectiveness of internal controls, and reliance on key personnel, management, and labour.

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Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com under Vermilion’s SEDAR profile. Additional information related to the remuneration and indebtedness of the directors and officers of the Company, and the principal holders of common shares and Rights to purchase common shares and securities authorized for issuance under the Company's equity compensation plans, where applicable, are contained in the information circular of the Company in respect of its most recent annual meeting of Shareholders involving the election of directors. Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the year ended December 31, 2021.

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Appendix A

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the Board of Directors of Vermilion Energy Inc. (the "Company"):

1.

We have evaluated the Company’s reserves data as at December 31, 2021. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2021, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 2021, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

		Location of Reserves		Net Present Value of Future Net Revenue
Independent Qualified Reserves	Effective Date of	(Country or Foreign		(before income taxes, 10% discount rate - $M)
Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	December 31, 2021	Australia	—	409,049	—	409,049
GLJ Petroleum Consultants	December 31, 2021	Canada	—	3,565,132	—	3,565,132
GLJ Petroleum Consultants	December 31, 2021	CEE	—	69,728	—	69,728
GLJ Petroleum Consultants	December 31, 2021	France	—	993,966	—	993,966
GLJ Petroleum Consultants	December 31, 2021	Germany	—	782,446	—	782,446
GLJ Petroleum Consultants	December 31, 2021	Ireland	—	543,158	—	543,158
GLJ Petroleum Consultants	December 31, 2021	Netherlands	—	591,025	—	591,025
GLJ Petroleum Consultants	December 31, 2021	United States	—	779,214	—	779,214
Total			—	7,733,718	—	7,733,718

6.

In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.
8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 11, 2022

"Jodi L. Anhorn"
Jodi L. Anhorn, M.Sc., P.Eng.
Executive Vice President & COO

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Appendix B

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data and related future net revenue as at December 31, 2021, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A to the Annual Information Form of the Company for the year ended December 31, 2021.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;
(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and
(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and
(c)	the content and filing of this report.

Because the reserves data is based on judgments regarding future events, actual results will vary and the variations may be material.

“Dion Hatcher”
Dion Hatcher, President

"Lars Glemser"
Lars Glemser, Vice President and Chief Financial Officer

“Lorenzo Donadeo”
Lorenzo Donadeo, Executive Chairman and Chairman of the Board

“William Roby”
William Roby, Director

March 4, 2022

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Appendix C

Terms of reference for the Audit Committee

I.	PURPOSE

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") of Vermilion Energy Inc. (the "Corporation") in fulfilling its oversight responsibilities with respect to the Corporation’s accounting and financing reporting processes and the audit of the Corporation’s financial statements, including oversight of:

A.	the integrity of the Corporation’s financial statements;
B.	the Corporation’s compliance with legal and regulatory requirements;
C.	the independent auditors’ qualifications and independence;
D.	the financial information that will be provided to the shareholders and others;
E.	the Corporation’s systems of disclosure controls and internal controls regarding finance, accounting, legal compliance and ethics, which management and the Board have established;
F.	the performance of the Corporation’s audit processes; and
G.	such other matters required by applicable laws and rules of any stock exchange on which the Corporation’s shares are listed for trading.

While the Committee has the responsibilities and powers set forth in its terms of reference, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with International Financial Reporting Standards and applicable rules and regulations. Primary responsibility for the financial reporting, information systems, risk management, and disclosure controls and internal controls of the Corporation is vested in management.

II.	COMPOSITION AND OPERATIONS

A.

The Committee shall be composed of not fewer than three directors and not more than five directors, all of whom are “independent”[1] under the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Corporation’s shares are listed for trading.

B.

All Committee members shall be "financially literate,"[2] and at least one member shall have "accounting or related financial expertise" as such terms are interpreted by the Board in its business judgment in light of, and in accordance with, the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Corporation’s shares are listed for trading. The Committee may include a member who is not financially literate, provided he or she attains this status within a reasonable period of time following his or her appointment and providing the Board has determined that including such member will not materially adversely affect the ability of the Committee to act independently.

C.

No Committee member shall serve on the audit committees of more than two other public issuers without prior determination by the Board that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

D.	The Committee shall operate in a manner that is consistent with the Committee Guidelines outlined in the Board Manual.
E.

The Corporation's auditors shall be advised of the names of the Committee members and will receive notice of and be invited to attend meetings of the Committee, and to be heard at those meetings on matters relating to the auditor's duties.

F.

The Committee may request any officer or employee of the Corporation, or the Corporation’s legal counsel, or any external or internal auditors to attend a meeting of the Committee to provide such pertinent information as the Committee requests or to meet with any members of, or consultants to the Committee. The Committee has the authority to communicate directly with the internal and external auditors as it deems appropriate to consider any matter that the Committee or auditors determine should be brought to the attention of the Board or shareholders.

G.

The Committee shall have the authority to select, retain, terminate and approve the fees and other retention terms of special independent legal counsel and other consultants or advisers to advise the Committee, as it deems necessary or appropriate, at the Corporation’s expense.

1

Committee members must be “independent”, as defined in Sections 1.4 and 1.5 of National Instrument 52-110 and ‘‘independent’’ under the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual.

2

The Board has adopted the NI 52-110 definition of "financial literacy", which is an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

H.

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (i) compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Corporation, (ii) compensation to any advisers employed by the Committee and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate for carrying out its duties.

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I.	The Committee shall meet at least four times each year.

III.DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee will perform the following duties:

A.	Financial Statements and Other Financial Information

The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes the responsibility to:

i)

review and recommend approval of the Corporation's annual financial statements, MD&A and earnings press release and report to the Board of Directors before the statements are approved by the Board of Directors;

ii)

review and recommend approval for release the Corporation's quarterly financial statements, MD&A and press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

iii)

satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures; and

iv)	review the Annual Information Form and any Prospectus/Private Placement Memorandums.

Review, and where appropriate, discuss:

v)	the appropriateness of critical accounting policies and financial reporting practices used by the Corporation;
vi)

major issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Corporation and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

vii)

analyses prepared by management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the financial statements of the Corporation and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

viii)

any management letter or schedule of unadjusted differences provided by the external auditor and the Corporation’s response to that letter and other material written communication between the external auditor and management;

ix)

any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external auditor’s activities or on access to requested information and management’s response thereto;

x)	any new or pending developments in accounting and reporting standards that may affect the Corporation;
xi)	the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures;
xii)	any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Corporation;
xiii)

the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of Corporation and their impact on the reported financial results of the Corporation;

xiv)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles;
xv)

any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and

xvi)	accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

B.Risk Management, Internal Control and Information Systems

The Committee will review and discuss with management, and obtain reasonable assurance that the risk management, internal control and information systems are operating effectively to produce accurate, appropriate and timely management and financial information. This includes the responsibility to:

i)	review the Corporation's risk management controls and policies with specific responsibility for Credit & Counterparty, Market & Financial, Political and Strategic & Repatriation risks;
ii)

obtain reasonable assurance that the information systems are reliable and the systems of internal controls are properly designed and effectively implemented through separate and periodic discussions with and reports from management, the internal auditor and external auditor; and

iii)	review management steps to implement and maintain appropriate internal control procedures including a review of policies.

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C.External Audit

The external auditor is required to report directly to the Committee, which will review the planning and results of external audit activities and the ongoing relationship with the external auditor. This includes:

i)	review and recommend to the Board, for shareholder approval, the appointment of the external auditor;
ii)	review and approve the annual external audit plan, including but not limited to the following:
a)	engagement letter between the external auditor and financial management of the Corporation;
b)	objectives and scope of the external audit work;
c)	procedures for quarterly review of financial statements;
d)	materiality limit;
e)	areas of audit risk;
f)	staffing;
g)	timetable; and
h)	compensation and fees to be paid by the Corporation to the external auditor.
iii)

meet with the external auditor to discuss the Corporation's quarterly and annual financial statements and the auditor's report including the appropriateness of accounting policies and underlying estimates;

iv)	maintain oversight of the external auditor's work and advise the Board, including but not limited to:
a)	the resolution of any disagreements between management and the external auditor regarding financial reporting;
b)	any significant accounting or financial reporting issue;
c)

the auditors' evaluation of the Corporation's system of internal controls, procedures and documentation; the post audit or management letter containing any findings or recommendation of the external auditor, including management's response thereto and the subsequent follow-up to any identified internal control weaknesses;

d)	any other matters the external auditor brings to the Committee's attention; and
e)

evaluate and assess the qualifications and performance of the external auditors for recommendation to the Board as to the appointment or reappointment of the external auditor to be proposed for approval by the shareholders, and ensuring that such auditors are participants in good standing pursuant to applicable regulatory laws.

v)	review the auditor's report on all material subsidiaries;
vi)

review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation:

a)

requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors, including a list of all relationships between the external auditor and the Corporation that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation;

b)	discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors; and
c)	recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence.
vii)

annually request and review a report from the external auditor regarding (a) the external auditor’s quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and (c) any steps taken to deal with any such issues;

viii)

review and pre-approve any non-audit services to be provided to the Corporation or any affiliates by the external auditor's firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit;

ix)	review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors; and
x)	meet periodically, and at least annually, with the external auditor without management present.

D.Compliance

The Committee shall:

i)	Ensure that the external auditor's fees are disclosed by category in the Annual Information Form in compliance with regulatory requirements;
ii)	Disclose any specific policies or procedures adopted for pre-approving non-audit services by the external auditor including affirmation that they meet regulatory requirements;
iii)	Assist the Governance and Human Resources Committee with preparing the Corporation's governance disclosure by ensuring it has current and accurate information on:
a)	the independence of each Committee member relative to regulatory requirements for audit committees;
b)

the state of financial literacy of each Committee member, including the name of any member(s) currently in the process of acquiring financial literacy and when they are expected to attain this status; and

c)	the education and experience of each Committee member relevant to his or her responsibilities as Committee member.

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iv)

Disclose, if required, if the Corporation has relied upon any exemptions to the requirements for committees under applicable securities laws and rules of any stock exchange on which the Corporation’s shares are listed for trading.

E.Other

The Committee shall:

i)establish and periodically review procedures for:

a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and
b)

the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Code of Business Conduct and Ethics.

ii)	review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;
iii)	review insurance coverage of significant business risks and uncertainties;
iv)	review material litigation and its impact on financial reporting;
v)	review policies and procedures for the review and approval of officers' expenses and perquisites;
vi)	review the policies and practices concerning the expenses and perquisites of the Chairman, including the use of the assets of the Corporation;
vii)	review with external auditors any corporate transactions in which directors or officers of the Corporation have a personal interest; and
viii)

review the terms of reference for the Committee at least annually and otherwise as it deems appropriate, and recommend changes to the Board as required. The Committee shall evaluate its performance with reference to the terms of reference annually.

IV.ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on financial and other matters considered by the Committee relative to the Corporation.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

Vermilion Energy Inc. ■ Page 69 ■ 2021 Annual Information Form